As filed with the Securities and Exchange Commission on June 2, 2017

Table of Contents

File No. _________________

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10

GENERAL FORM FOR REGISTRATION OF SECURITIES

Pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934

DOUGHERTY’S PHARMACY, INC.

(Exact name of Registrant as specified in its charter)

Delaware	75-2900905
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

16250 Dallas Parkway, Suite 102, Dallas, Texas	75248
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: 972-250-0945

Securities to be registered pursuant to Section 12(b) of the Act

Title of each class to be so registered	Name of each exchange on which Each class is to be registered
None	None

Securities to be registered pursuant to Section 12(g) of the Act:

Common Stock, par value $0.0001

(Title of class)

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☐ (Do not check if a smaller reporting company)	Smaller reporting company	☒
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

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CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Registration Statement and other documents that we file or furnish with the SEC contain forward-looking statements that are based on current expectations, estimates, forecasts and projections about our future performance, our business, our beliefs and our management’s assumptions. In addition, we, or others on our behalf, may make forward-looking statements in press releases or written statements, on the Company’s website or in our communications and discussions with investors and analysts in the normal course of business through meetings, webcasts, phone calls, conference calls and other communications.

Statements that are not historical facts are forward-looking statements, including, without limitation, those regarding estimates of and goals for future financial and operating performance as well as forward-looking statements concerning the expected execution and effect of our business strategies. Words such as “expect,” “likely,” “outlook,” “forecast,” “preliminary,” “would,” “could,” “should,” “can,” “will,” “project,” “intend,” “plan,” “goal,” “guidance,” “continue,” “sustain,” “synergy,” “believe,” “seek,” “estimate,” “anticipate,” “may,” “possible,” “assume,” and variations of such words and similar expressions are intended to identify such forward-looking statements, which are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995.

These forward-looking statements are not guarantees of future performance and are subject to risks, uncertainties and assumptions, known or unknown, that could cause actual results to vary materially from those indicated or anticipated, including, but not limited to the following:

•	We have limited funds and may require additional financing;
•	We may not be able to effectively integrate and manage our current and anticipated growth strategies;
•	We could be subject to unforeseen costs associated with our Pharmacy Acquisitions which could reduce our profitability;
•	We may enter into additional leveraged transactions in connection with future Pharmacy Acquisitions;
•	We may be negatively affected by restrictive terms and covenants in our existing credit facility;
•	We may be required to perform as a co-guarantor on certain indebtedness obligations, and if such event were to occur, we do not anticipate that we would have sufficient cash resources to meet such obligations;
•	We are substantially dependent on a single supplier of pharmaceutical products;
•	We must maintain sufficient sales to qualify for favorable pricing under our long term supply contract;
•	We may be affected by the introduction of new brand name and generic prescription drugs, the conversion rate and mix of prescriptions filled, the reimbursement rate by third party payors of prescriptions and increases in the cost to procure those drugs;
•	We are subject to considerable uncertainty as to how current Health Reform Laws will affect our business and operations;
•	We could be negatively affected by future legislative or regulator policies designed to manage healthcare costs or alter healthcare financing practices; and
•	We handle confidential healthcare information for our customers and are subject to the risk in securing such confidential information and protecting it from cyber-attacks.

These and other risks, assumptions and uncertainties are described in Item 1A. “Risk Factors”. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. Accordingly, you are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date they are made. Except to the extent required by law, we do not undertake, and expressly disclaim, any duty or obligation to update publicly any forward-looking statement after the date the statement.

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ITEM 1.	BUSINESS

Our Business

Dougherty’s Pharmacy, Inc. (“Dougherty’s,” which is also referred to in this Registration Statement as “we,” “us,” or “the Company”) is a Delaware corporation. Dougherty’s was founded as Ascendant Solutions, Inc. in 2000 and has since transitioned from a diversified financial services company seeking to invest in or acquire technology, financial, healthcare and real estate services companies to a company focused on holding and acquiring independent pharmacies. In connection with this transition, the Company amended its Certificate of Incorporation on May 10th, 2017, to change its name from “Ascendant Solutions, Inc.” to “Dougherty’s Pharmacy, Inc.”

We are a value-oriented company focused on successfully acquiring, managing, and growing community-based pharmacies in the Southwest Region of the United States. Dougherty’s plans for its future growth through continued strategic acquisitions of independent pharmacies that meet our acquisition criteria (“Pharmacy Acquisition Opportunities”). We value and seek community based Pharmacy Acquisition Opportunities that place high value in customer service and patient care. We believe that as we identify and evaluate Pharmacy Acquisition Opportunities, Dougherty’s can offer a unique exit strategy for independent pharmacy owners as they consider their options in selling their pharmacies and monetizing the time and resources that they have deployed in developing their businesses. We believe that our commitment to ensuring that customers of such Pharmacy Acquisition Opportunities continue to receive individualized, personal, and local customer service is a significant factor in independent pharmacy owners’ decision whether to sell, and to whom to sell, their existing businesses.

Our criteria when evaluating Pharmacy Acquisition Opportunities, may include, but not necessarily be limited to, the following criteria:

•	Annual revenues of $5-10 million
•	Stable history of profitability and positive cash flow
•	Strong management team committed to the business
•	Established location and customer base
•	Single and or multiple store operations
•	Businesses, or situations, where we can most effectively deploy our net operating loss carryforwards

We will continue to look for Pharmacy Acquisition Opportunities and to identify, negotiate, and consummate the purchase of Pharmacy Acquisition Opportunities that meet our acquisition criteria, present synergies with our prior acquisitions, and whose acquisition would reasonably be expected to increase stockholder value (each a “Pharmacy Acquisition”); however, our current cash resources are limited. Therefore, we will be required to expend significant executive time to close any purchase of a Pharmacy Acquisition and to handle the transition of ownership and the on-going management of any such Pharmacy Acquisition. We will continue seeking to (1) most effectively deploy our remaining cash and debt capacity (if any), (2) capitalize on the experience and contacts of our officers and directors, and (3) explore other Pharmacy Acquisition Opportunities.

We may acquire in the future, minority or other non-controlling investments in Pharmacy Acquisitions, as well as potentially in other companies or businesses. However, we do not intend to engage primarily in acquiring minority investments, as we prefer to control the businesses in which we invest. Specifically, we intend to conduct our activities so as to avoid being classified as an “investment company” under the Investment Company Act of 1940, and therefore avoid application of the costly and restrictive registration and other provisions of that Act. As of the date of this Registration Statement, we do not currently meet the definition of an “investment company” under the Investment Company Act.

Our wholly owned subsidiary, Dougherty’s Holdings, Inc., owns and operates multiple Dougherty’s Pharmacies, which we operate as a single segment in our financial reporting. The flagship store, Dougherty’s Pharmacy, is a turn-key multi-service pharmacy located in a highly prestigious area of Dallas, Texas. Centrally located, we believe that Dougherty’s continues to provide a level of service not typically provided by national pharmacy chain stores. We fulfill virtually any prescription need, from the simplest to the most complex compounding prescriptions. Most national pharmacy chains do not provide complex pharmacy prescription services. We specialize in providing solutions for our customers’ pharmacy needs. Dougherty’s long history began in 1929 and continues today as one of Dallas’s oldest, largest and best-known full-service pharmacies, which also include durable medical equipment and home healthcare products services. We have a customer service oriented philosophy and typically do not attempt to compete solely based on price, as is the case with most of the national pharmacy chains.

Additional community pharmacies are located in Dallas, El Paso and Springtown, Texas and in McAlester, Oklahoma.

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Recent Acquisitions

On January 5, 2015, June 29, 2015, and August 31, 2015, we acquired McCrory’s Pharmacy located in El Paso, Texas, Medicine Shoppe Pharmacy, located in McAlester, Oklahoma and Springtown Drug Pharmacy located in Springtown Texas, respectively, for a total purchase price of $5,640,000 of which $4,413,000 was financed with notes payable with the remainder paid in cash funded from the revolving line of credit.

Industry Overview

The pharmacy industry is highly competitive and has been experiencing consolidation in recent years. Prescription drugs play a significant role in healthcare and constitute a first line of treatment for many medical conditions. We believe the long-term outlook for prescription drug utilization is strong due, in part, to aging populations, increases in life expectancy, increases in the availability and utilization of generic drugs, the continued development of innovative drugs that improve quality of life and control healthcare costs, and increases in the number of persons with insurance coverage for prescription drugs, including, in the United States, the expansion of healthcare insurance coverage under the Patient Protection and Affordable Care Act (the “ACA”) and “baby boomers” increasingly becoming eligible for the federally funded Medicare Part D prescription program. Pharmaceutical wholesalers act as a vital link between drug manufacturers and pharmacies and healthcare providers in supplying pharmaceuticals to patients.

The pharmacy industry relies significantly on private and governmental third party payors. Many private organizations throughout the healthcare industry, including pharmacy benefit management (“PBM”) companies and health insurance companies, have consolidated in recent years to create larger healthcare enterprises with greater bargaining power. Third party payors, including the Medicare Part D plans and the state-sponsored Medicaid and related managed care Medicaid agencies can change eligibility requirements or reduce certain reimbursement rates. Changes in law or regulation also can impact reimbursement rates and terms. For example, the ACA seeks to reduce federal spending by altering the Medicaid reimbursement formula (“AMP”) for multi-source drugs in the United States. These changes generally are expected to reduce Medicaid reimbursements. State Medicaid programs are also expected to continue to seek reductions in reimbursements independent of AMP. When third party payors or governmental authorities take actions that restrict eligibility or reduce prices or reimbursement rates, sales and margins in the pharmacy industry could be reduced, which would adversely affect industry profitability. In some cases, these possible adverse effects may be partially or entirely offset by controlling inventory costs and other expenses, dispensing more higher margin generics, finding new revenue streams through pharmacy services or other offerings and/or dispensing a greater volume of prescriptions.

Generic prescription drugs have continued to help lower overall costs for customers and third party payors. We expect the utilization of generic pharmaceuticals to continue to increase. In general, generic versions of drugs generate lower sales dollars per prescription, but higher gross profit dollars, as compared with patent-protected brand name drugs. The positive impact on pharmacy gross profit dollars can be significant in the first several months after a generic version of a drug is first allowed to compete with the branded version, which is generally referred to as a “generic conversion”. In any given year, the number of major brand name drugs that undergo a conversion from branded to generic status can vary and the timing of generic conversions can be difficult to predict, which can have a significant impact on retail pharmacy sales and gross profit dollars.

We expect that market demand, government regulation, third-party reimbursement policies, government contracting requirements and other pressures will continue to cause the industries in which we compete to evolve. Pharmacists are on the frontlines of the healthcare delivery system, and we believe rising healthcare costs and the limited supply of primary care physicians present new opportunities for pharmacists and retail pharmacies to play an even greater role in driving positive outcomes for patients and payors through expanded service offerings such as immunizations and other preventive care, healthcare clinics, pharmacist-led medication therapy management and chronic condition management.

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Pharmacy Revenue

Our sales, and gross profit are impacted by, among other things, both the percentage of prescriptions that we fill that are generic and the rate at which new generic drugs are introduced to the market. Because any number of factors outside of our control can affect timing for a generic conversion, we face substantial uncertainty in predicting when such conversions will occur and what effect they will have on particular future periods. The current environment of our pharmacy business also includes ongoing reimbursement pressure and a shift in pharmacy mix towards 90-day at retail (one prescription that is the equivalent of three 30-day prescriptions) and Medicare Part D prescriptions. Further consolidation among generic manufacturers coupled with changes in the number of major brand name drugs anticipated to undergo a conversion from branded to generic status may also result in gross margin pressures within the industry.

We continuously face reimbursement pressure from PBM companies, health maintenance organizations, managed care organizations and other commercial third party payors; our agreements with these payors are regularly subject to expiration, termination or renegotiation. In addition, plan changes with rate adjustments often occur in January and our reimbursement arrangements may provide for rate adjustments at prescribed intervals during their term. We experienced lower reimbursement rates in fiscal 2016 as compared to the same period in the prior year. Further, we accepted lower Medicare Part D reimbursement rates for calendar 2016 compared to calendar 2015 in order to secure preferred relationships with Medicare Part D plans serving senior patients with significant pharmacy needs. We expect this trend to continue.

Our 90-day at retail prescription drug offering is typically at a lower margin than comparable 30-day prescriptions, but provides us with the opportunity to increase business with patients with chronic prescription needs while offering increased convenience, helping facilitate improved prescription adherence and resulting in a lower cost to fill the 90-day prescription.

Seasonal variations in business

Our business is affected by a number of factors including, among others, our sales performance during holiday periods (including particularly the winter holiday season) and during the cough, cold and flu season (the timing and severity of which is difficult to predict), significant weather conditions, the timing of our own or competitor discount programs and pricing actions, and the timing of changes in levels of reimbursement from governmental agencies and other third party payors.

Sources and availability of materials

We source substantially all of our generic and branded pharmaceutical drugs to fill prescriptions as well as our over-the-counter pharmaceutical products from one of the national primary vendors in the industry under a long-term contract that provides for tiered reduced pricing based on purchase volume in the form of rebates. Alternative sources for most generic and brand name pharmaceuticals we sell are readily available, and, if necessary, we believe that we could obtain and qualify for a comparative agreement with another national primary vendor for substantially all of the prescription drugs we sell. We purchase our non-pharmaceutical retail merchandise from numerous manufacturers and wholesalers.

Working capital practices

Effective inventory management is important to our operations. We use various inventory management techniques, including demand forecasting and planning and various forms of replenishment management. Our working capital needs typically are greater in the months leading up to the winter holiday season. We generally finance our inventory and expansion needs with internally generated funds and short-term borrowings. For additional information, see the Liquidity and Capital Resources section in Management’s Discussion and Analysis of Financial Condition and Results of Operations below.

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Customers

We sell primarily to retail customers. No single customer accounted for more than 10% of the Company’s consolidated sales for any of the periods presented. No single payor accounted for more than 10% of retail prescription revenues in fiscal 2016.

Regulation

In the states in which we do business, we are subject to national, state and local laws, regulations, and administrative practices concerning retail and wholesale pharmacy operations, including regulations relating to our participation in Medicare, Medicaid and other publicly financed health benefit plans; regulations prohibiting kickbacks, beneficiary inducement and the submission of false claims; the Health Insurance Portability and Accountability Act (“HIPAA”); the ACA; licensure and registration requirements concerning the operation of pharmacies and the practice of pharmacy; and regulations of the U.S. Food and Drug Administration, the U.S. Federal Trade Commission, the U.S. Drug Enforcement Administration and the U.S. Consumer Product Safety Commission, as well as regulations promulgated by comparable state and local governmental authorities concerning the operation of our business. We are also subject to laws and regulations relating to licensing, tax, intellectual property, privacy and data protection, currency, political and other business restrictions.

We are also governed by federal, state and local laws of general applicability in the states in which we do business, including laws regulating matters of working conditions, health and safety and equal employment opportunity. In connection with the operation of our business, we are subject to laws and regulations relating to the protection of the environment and health and safety matters, including those governing exposure to, and the management and disposal of, hazardous substances. Environmental protection requirements did not have a material effect on our results of operations or capital expenditures in fiscal 2016.

Competitive conditions

The industry in which we operate is highly competitive, and we compete with various local, regional, national pharmacy companies, including chain and independent pharmacies, mail order prescription providers, grocery stores, convenience stores, mass merchants, online and omni-channel pharmacies and retailers, warehouse clubs, dollar stores and other discount merchandisers.

Employees

We had the following full time and part-time employees as of December 31, 2016:

Full-Time Employees	108
Part-Time Employees	11
Total Employees	119

In addition to our own employees, we use from time to time, and are dependent upon, various outside consultants or contractors to perform various support services including, technology, legal and accounting services.

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ITEM 1A.	RISK FACTORS

We have limited funds and may require additional financing.

We have limited funds, and such funds may not be adequate to take advantage of available Pharmacy Acquisition Opportunities or fund our current Pharmacy Acquisitions. Our ultimate success will likely depend upon our ability to raise additional capital. We have not investigated the availability, source, or terms that might govern the acquisition of additional capital and we do not expect to do so until we determine a more definitive and specific need for additional financing. Our access to capital is limited since our stock is not currently traded on any national exchange and the fact that we have incurred significant debt resulting in approximately $7.2M in long term notes payable as of March 31, 2017. We expect to incur additional debt for future Pharmacy Acquisitions. If additional capital is needed, there is no assurance that funds will be available from any source or, if available, that they can be obtained on terms acceptable to us. If not available, our operations will be limited to our current Pharmacy Acquisitions and any additional Pharmacy Acquisitions that can be financed with our existing capital.

We may not be able to effectively integrate and manage our current and anticipated growth strategies.

Our failure to effectively manage our recent and anticipated future growth could strain our management infrastructure and other resources and adversely affect our results of operations. We expect our recent and anticipated future growth to present management, infrastructure, systems, and other operating issues and challenges. These issues include controlling expenses, retention of employees, the diversion of management attention, the development and application of consistent internal controls and reporting processes, the integration and management of a geographically diverse group of employees, and the monitoring of third parties.

Any change in management may make it more difficult to integrate an acquired business with our existing operations. Any failure to address these issues at a pace consistent with our business could cause inefficiencies, additional operating expenses and inherent risks and financial reporting difficulties.

We are dependent upon management.

We currently have two individuals who are serving as management, our President and Chief Financial Officer and President of Pharmacy Operations. We are heavily dependent upon our management’s skills, talents and abilities to implement our business plan. Because investors will not be able to evaluate the merits of our future Pharmacy Acquisition Opportunities, they should critically assess the information concerning our management and Board of Directors. In addition to our own employees, we use from time to time, and are dependent upon, various consultants or contractors to perform various support services including, technology, legal and accounting.

We are dependent on a small staff to execute our business plan.

Because of the limited size of our staff, each Pharmacy Acquisition becomes more difficult to integrate. Furthermore, it is difficult to maintain a complete segregation of duties related to the authorization, recording, processing and reporting of all such transactions. In addition, our strategy of pursuing Pharmacy Acquisitions will require our management and other personnel to devote significant amounts of time to integrating the acquired businesses with our existing operations. These efforts may temporarily distract their attention from day-to-day business and other business opportunities.

Unforeseen costs associated with Pharmacy Acquisitions could reduce our profitability.

We have implemented our business strategy and made Pharmacy Acquisitions that may not prove to be successful over time. It is likely that we will encounter unanticipated difficulties and expenditures relating to our Pharmacy Acquisitions, including contingent liabilities, or needs for significant management attention that would otherwise be devoted to our general business strategies related to our other Pharmacy Acquisitions. These factors may negatively affect our results of operations. Unforeseen costs at our Pharmacy Acquisitions and potentially upon the closing of the purchase of future Pharmacy Acquisition Opportunities, which have significant liabilities and commitments, could result in our inability to make required payments on our indebtedness, which would have a material adverse affect on our ability to implement our pursuit of Pharmacy Acquisition Opportunities, manage our existing Pharmacy Acquisitions, retain Pharmacy Acquisitions for which outstanding payment obligations remain, or continue our business as a going concern.

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We may enter into additional leveraged transactions in connection with a Pharmacy Acquisition Opportunity.

Based on our current cash position, it is likely that if we enter into any additional Pharmacy Acquisitions, such acquisitions will be leveraged, i.e., we may finance the acquisition of the business opportunity by borrowing against the assets of the Pharmacy Acquisition, or against the projected future revenues or profits of the Pharmacy Acquisition. This could increase our exposure to larger losses. A Pharmacy Acquisition Opportunity acquired through a leveraged transaction is profitable only if it generates enough cash flow to cover the related debt and expenses. Failure to make payments on the debt incurred to complete the Pharmacy Acquisition could result in the loss of a portion or all of the assets acquired. There is no assurance that any Pharmacy Acquisition effected through a leveraged transaction will generate sufficient cash flow to cover the related debt and expenses.

The terms and covenants relating to our existing credit facility could adversely impact our financial performance and liquidity.

Our existing credit facility contains covenants requiring us to, among other things, provide financial and other information reporting, provide notice upon certain events, and maintain cash management arrangements. These covenants also place restrictions on our ability to incur additional indebtedness, pay dividends or make other distributions, redeem or repurchase capital stock, make investments and loans, and enter into certain transactions, including selling assets, engaging in mergers or acquisitions, or engaging in transactions with affiliates. If we fail to satisfy one or more of the covenants under our credit facility, we would be in default thereunder, and may be required to repay such debt with capital from other sources or otherwise not be able to draw down against our line of credit. Under such circumstances, other sources of capital may not be available to us on reasonable terms or at all.

Any debt service obligations relating to any future indebtedness for future Pharmacy Acquisitions will reduce the funds available for other business purposes.

To the extent we incur significant debt in the future for Pharmacy Acquisitions, capital expenditures, working capital, or otherwise, we will be subject to risks typically associated with debt financing, such as insufficient cash flow to meet required debt service payment obligations and the inability to refinance existing indebtedness.

We are restricted in our use of net operating loss carryforwards.

Our federal net operating loss (“NOL”) carryforwards permit us the opportunity to offset net operating losses from prior years to taxable income in future years in order to reduce our tax liability. The use of these losses to reduce future income taxes will depend on the generation of sufficient taxable income prior to the expiration of the NOL carryforwards.

The federal net operating loss carryforwards, if not fully utilized, will expire between 2020 and 2035. Section 382 of the Internal Revenue Code of 1986, as amended (the “Code”) imposes an annual limitation on the portion of our federal NOL carryforwards that may be used to offset taxable income.

In order to preserve our NOL carryforwards, we must ensure that there has not been a “change of control” of our Company. A “change of control” includes a more than 50 percentage point increase in the ownership of our company by certain equity holders who are defined in Section 382 of the Internal Revenue Code as “5 percent stockholders”. Calculating whether an ownership change has occurred is subject to uncertainty, both because of the complexity of Section 382 of the Code and because of limitations on a publicly-traded company’s knowledge as to the ownership of, and transactions in, its securities. Therefore, the calculation of the amount of our NOL carryforwards may be changed as a result of a challenge by a governmental authority or our learning of new information about the ownership of, and transactions in, our securities. Our ability to fully utilize our NOL could be limited if there have been past ownership changes or if there are future ownership changes resulting in a change of control for Code Section 382. Additionally, future changes in tax legislation could negatively affect our ability to use the tax benefits associated with our net operating losses. Therefore, we can provide no assurance that a change in ownership of the Company would allow for the transfer of our existing NOL’s to the surviving entity.

We are controlled by our principal stockholders, officers and directors.

Our principal stockholders, officers and directors, and affiliates beneficially own approximately 17.8% of our Common Stock. As a result, such persons may have the ability to control and direct our affairs and business, perhaps in ways contrary to the interests of the Company’s other stockholders. Such concentration of ownership may also have the effect of delaying, deferring or preventing a change in control or other transaction that could benefit the Company’s stockholders.

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Certain provisions of the Company’s charter and rights plan may make a takeover of our company difficult even if such takeover could be beneficial to some of the Company’s stockholders

The Company’s restated articles of incorporation authorize the issuance of “blank check” preferred stock with such designations, rights and preferences as may be determined from time to time by the Company’s board of directors. Accordingly, the Company’s board is empowered, without further stockholder action, to issue shares or series of preferred stock with dividend, liquidation, conversion, voting or other rights that could adversely affect the voting power or other rights, including the ability to receive dividends, of the Company’s common stockholders. The issuance of such preferred stock could be utilized, under certain circumstances, as a method of discouraging, delaying or preventing a change in control.

Our stock is not listed on a National Securities Exchange.

Our stock is currently traded on the Pink Sheets. Such a security is not listed or traded on a national securities exchange, and issuers of securities quoted on the Pink Sheets are not subject to periodic filing requirements with the Securities and Exchange Commission or other regulatory authority. We are filing this Form 10-Registration Statement to voluntarily register the shares of our common stock under Section 12(g) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which will require the Company to file the periodic and current reports required under Section 13(d) of the Exchange Act.

In addition, our common stock is subject to penny stock regulations, which could cause fewer brokers and market makers to execute trades in our common stock. This is likely to hamper our common stock trading with sufficient volume to provide liquidity and could cause our stock price to further decrease. The penny stock regulations require that broker-dealers who recommend penny stocks to persons other than institutional accredited investors must make a special suitability determination for the purchaser, receive the purchaser’s written consent to the transaction prior to the sale, and provide the purchaser with risk disclosure documents which identify risks associated with investing in penny stocks. These requirements have historically resulted in reducing the level of trading activity in securities that become subject to the penny stock rules. Holders of our common stock may find it difficult to sell their shares of common stock, which is expected to have an adverse effect on the market price of the common stock.

Should we be required to perform as a co-guarantor on an indebtedness obligation, we do not anticipate that we would have sufficient current cash resources to meet such obligation.

We may be required to make payment as co-guarantor on a promissory note with a bank (discussed in Note 13 of the Dougherty’s Consolidated Financial Statements contained herein) and as set forth in the Guarantee and the subsequent Forbearance Agreement included, respectively, as Exhibits 10.11 and 10.12 to this Registration Statement, in the total principal amount as of May 30, 2017 of $1,881,867 (the “Guarantee Payment”). We currently do not have cash on hand in sufficient amounts that would permit us to make the Guarantee Payment, and should we be required to make the Guarantee Payment, we would be required to obtain funding to meet this obligation, which the Company sees as doubtful. Therefore, if we became obligated to make the Guarantee Payment, such obligation would significantly impair the Company’s ability to continue as a going concern or to even be able to continue operations.

Our industry is highly litigious and future litigation or other proceedings could subject us to significant monetary damages or penalties or require us to change our business practices, which could impair our reputation and result in a material adverse effect on our business.

We are subject to risks relating to litigation, enforcement actions, regulatory proceedings, government inquiries and investigations, and other similar actions in connection with our business operations, including the dispensing of pharmaceutical products by pharmacies, claims, and complaints related to the various regulations to which we are subject and services rendered in connection with business activities. While we are currently not subject to any material litigation of this nature, such litigation is not unusual in our industry. Further, while certain costs are covered by insurance, we may incur uninsured costs related to the defense of such proceedings that could be material to our financial performance. In addition, as a public company, any material decline in the market price of our common stock may expose us to purported class action lawsuits that, even if unsuccessful, could be costly to defend or indemnify (to the extent not covered by insurance) and a distraction to management. Furthermore, unexpected volatility in insurance premiums or retention requirements or claims in excess of our insurance coverage could have a material adverse effect on our business and results of operations.

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Risks Related to Our Business and Industry

Our business is subject to extensive regulation.

Our pharmacists and pharmacies are required to be licensed by State Boards of Pharmacy. The pharmacies are also registered with the federal Drug Enforcement Administration. By virtue of these license and registration requirements, the entities owned by us are obligated to observe certain rules and regulations, and a violation of such rules and regulations could result in fines and/or in a suspension or revocation of a license or registration.

In addition, a portion of our revenue is derived from high-end, technical pharmacy services, such as compounded prescriptions and pain management products that are not typically offered by chain drug stores, grocery pharmacies or mass merchandise pharmacies. Additional federal and/or state regulations could also affect our business by putting additional burdens on us.

If we do not adequately respond to competitive pressures, demand for our products and services could decrease.

Our retail pharmacies operate in a highly competitive industry. The markets we serve are subject to relatively few barriers to entry. These pharmacies compete primarily on the basis of customer service; convenience of location; and store design, price and product mix and selection. Some of our competitors have greater financial, technical, marketing, and managerial resources than we have. Local, regional, and national companies are currently competing in many of the health care markets we serve and others may do so in the future. In addition to traditional competition from independent pharmacies and other drugstore and pharmacy chains, our pharmacies face competition from discount stores, supermarkets, combination food and drugstores, mass merchants, warehouse clubs, mail order prescription providers online and omni-channel pharmacies and retailers, hospitals and health maintenance organizations (“HMOs”). These other formats have experienced significant growth in their market share of the prescription and over-the-counter drug business. Consolidation among our competitors, such as pharmacy benefit managers (PBM’s) and regional and national pharmacy providers could result in price competition and other competitive factors that could cause a decline in our revenue and profitability.

We expect to continue to encounter competition in the future that could limit our ability to grow revenue and/or maintain acceptable pricing levels.

Risk related to third party payors.

Our revenues and profitability are affected by the continuing efforts of all third-party payors, including but not limited to HMOs, managed care organizations, PBMs and government programs (which are subject to statutory and regulatory requirements, administrative rulings, interpretations of policy, implementation of reimbursement procedures, retroactive payment adjustments, governmental funding restrictions and changes to existing legislation such as Medicare, Medicaid and other federal and state funded programs) to contain or reduce the costs of health care by lowering reimbursement rates, narrowing the scope of covered services, increasing case management review of services and negotiating reduced contract pricing. Any changes in reimbursement levels from these third-party payor sources and any changes in applicable government regulations could have a material adverse effect on our revenues and profitability. While manufacturers have increased the price of drugs, payors have generally decreased reimbursement rates as a percentage of drug cost. We expect pricing pressures from third-party payors to continue given the high and increasing costs of pharmaceutical drugs. Changes in the mix of pharmacy prescriptions covered by third party payors among Medicare, Medicaid and other payor sources may also impact our revenues and profitability. There can be no assurance that we will continue to maintain the current payor, revenue or profitability mix.

Collectability of accounts receivable.

Our failure to maintain controls and processes over billing and collecting, or the deterioration of the financial condition of our payors, could have a significant negative impact on our results of operations and financial condition. The collection of accounts receivable is one of our most significant challenges and requires constant focus and involvement by management and ongoing enhancements to information systems and billing center operating procedures. Further some of our payors and/or patients may experience financial difficulties, or may otherwise not pay accounts receivable when due, resulting in increased write-offs. There can be no assurance that we will be able to maintain our current levels of collectability and days sales outstanding in future periods. If we are unable to properly bill and collect our accounts receivable, our operating results will be adversely affected.

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We are substantially dependent on a single supplier of pharmaceutical products to sell products to us on satisfactory terms. A disruption in our relationship with this supplier could have a material adverse effect on our business.

We obtain a majority of our total merchandise, including over 83% of our pharmaceuticals, from a single supplier, Cardinal Health 110, Inc. and Cardinal Health 411, Inc. (“Cardinal Health”), with whom we have a long-term supply contract. Any significant disruptions in our relationship with Cardinal Health, or deterioration in Cardinal Health’s financial condition, could have a material adverse effect on us.

Failure to maintain sufficient sales to qualify for favorable pricing under our long term supply contract could increase the costs of our products.

Our long term supply agreement with Cardinal Health, as amended in November 2016, provides us with pricing and credit terms that are improved from those previously provided by Cardinal Health. In exchange for these improved terms, we have agreed to minimum monthly purchase requirements of our prescription pharmaceuticals, to obtain substantially all of our generic pharmaceutical products from Cardinal Health and to maintain certain minimum dollar monthly purchases.

If we are unable to satisfy minimum monthly purchase requirements, we may be required to purchase our pharmaceutical products on less favorable pricing and credit terms.

Our business is seasonal in nature, and adverse events during the holiday and cough, cold and flu seasons could adversely impact our operating results.

Our business is seasonal in nature, with the months of December, January and February typically generating a higher proportion of retail sales and earnings than other months. Adverse events, such as deteriorating economic conditions, higher unemployment, higher gas prices, public transportation disruptions, or unanticipated adverse weather, could result in lower-than-planned sales during key selling months. For example, frequent or unusually heavy snowfall, ice storms, rainstorms, windstorms or other extreme weather conditions could make it difficult for our customers to travel to our stores. This could lead to lower sales, thus negatively impacting our financial condition and results of operations. In addition, both prescription and non-prescription drug sales are affected by the timing and severity of the cough, cold and flu season, which can vary considerably from year to year.

The amount of direct and indirect remuneration fees charged by payors, as well as the timing of assessing such fees and the non-transparent methodology in calculating such fees, may have a material adverse impact on our financial performance and, to the extent such fees are material, may limit our ability to provide accurate financial guidance for future periods.

Some payors charge certain direct and indirect remuneration fees (“DIR fees”), often calculated and charged several months after adjudication of a claim, which adversely impacts our profitability. DIR fees is a term used to address price concessions that ultimately impact the prescription drug costs of Medicare Part D plans, but are not captured at the point of sale; however, this term is used to capture a number of different types of fees assessed after adjudication of a claim. In particular, the methodology and transparency around how PBMs are applying these DIR fees changed materially in 2016 and the resulting significant DIR fees assessed in 2016 adversely impacted our financial performance and may continue to do so in the future. Further, the timing of assessments and non-transparent methodology in computing DIR fees may materially impact our ability to provide accurate financial guidance to investors and analysts, and may result in a future change in the estimated DIR fees we have recognized.

Our operating results may fluctuate significantly, which makes our future operating results difficult to predict and could cause our operating results to fall below expectations or our guidance.

Our quarterly and annual operating results, and in particular our revenues, have fluctuated in the past and may fluctuate significantly in the future. These fluctuations make it difficult for us to predict our future operating results. Our operating results may fluctuate due to a variety of factors, many of which are outside of our control and are difficult to predict, including the following:

•	changes in the reimbursement policies of payors;
•	the effect of the expiration of drug patents and the introduction of generic drugs;
•	whether revenues and margins on sales of drugs that come to market are properly estimated;
•	expenditures that we will or may incur to acquire or develop additional capabilities; and
•	timing of increases in drug costs by manufacturers; and the amount of DIR fees and the timing for assessing us for such fees.·

These factors, individually or in the aggregate, could result in large fluctuations and unpredictability in our quarterly and annual operating results. Thus, comparing our operating results on a period-to-period basis may not be meaningful. Investors should not rely on our past results as an indication of our future performance. This variability and unpredictability could also result in our failing to meet the expectations of industry or financial analysts or investors for any period.

9

We could be adversely affected by a decrease in the introduction of new brand name and generic prescription drugs as well as increases in the cost to procure prescription drugs.

New brand name drugs can result in increased drug utilization and associated sales, while the introduction of lower priced generic alternatives typically results in relatively lower sales, but relatively higher gross profit margins. Accordingly, a decrease in the number or magnitude of significant new brand name drugs or generics successfully introduced, or delays in their introduction, could materially and adversely affect our results of operations.

In addition, if we experience an increase in the amounts we pay to procure pharmaceutical drugs, including generic drugs, it could have a material adverse effect on our results of operations. Our gross profit margins would be adversely affected to the extent we are not able to offset such cost increases. Any failure to fully offset any such increased prices and costs or to modify our activities to mitigate the impact could have a material adverse effect on our results of operations. Additionally, any future changes in drug prices could be significantly different than our projections.

We may experience a significant disruption in our computer systems.

We rely extensively on our computer systems to manage our ordering, pricing, point-of-sale, pharmacy fulfillment, inventory replenishment, finance and other processes. Our systems are subject to damage or interruption from power outages, computer and telecommunications failures, computer viruses, security breaches, cyber-attacks, vandalism, natural disasters, catastrophic events and human error, and our disaster recovery planning cannot account for all eventualities. If any of our systems are damaged, fail to function properly or otherwise become unavailable, we may incur substantial costs to repair or replace them, and may experience loss or corruption of critical data and interruptions or disruptions and delays in our ability to perform critical functions, which could materially and adversely affect our business and results of operations. In addition, we are currently making, and expect to continue to make, substantial investments in our information technology systems and infrastructure, some of which are significant. Upgrades involve replacing existing systems with successor systems, making changes to existing systems, or cost-effectively acquiring new systems with new functionality. Implementing new systems carries significant potential risks, including failure to operate as designed, potential loss or corruption of data or information, cost overruns, implementation delays, disruption of operations, and the potential inability to meet business and reporting requirements. While we are aware of inherent risks associated with replacing these systems and believe we are taking reasonable action to mitigate known risks, there can be no assurance that we will not experience significant issues with our existing systems prior to implementation, that our technology initiatives will be successfully deployed as planned or that they will be timely implemented without significant disruption to our operations. We also could be adversely affected by any significant disruption in the systems of third parties we interact with, including key payors and vendors.

We outsource certain operations of our business to third-party vendors, which could leave us vulnerable to data security failures of third parties.

We outsource certain operations to third-party vendors to achieve efficiencies. Such outsourced functions include but are not limited to pharmacy system software updates and maintenance, payment processing, prescription data processing, and technology services. Although we expect our business partners to maintain the same vigilance as we do with respect to data security, we cannot control the operations of these third parties. While we engage in certain actions to reduce the exposure resulting from outsourcing, vulnerabilities in the information security infrastructure of our business partners could make us vulnerable to attacks or disruptions in service.

Possible changes in industry pricing benchmarks.

It is possible that the pharmaceutical industry or regulators may evaluate and/or develop an alternative pricing reference to replace average wholesale price (“AWP”), which is the pricing reference used for many pharmaceutical purchase agreements, retail network contracts, specialty payor agreements, and other contracts with third party payors in connection with the reimbursement of specialty drug payments. Future changes to the use of AWP or to other published pricing benchmarks used to establish pharmaceutical pricing, including changes in the basis for calculating reimbursement by federal and state health programs and/or other payors, could impact our pricing arrangements. The effect of these possible changes on our business cannot be predicted at this time.

10

Legislative or regulatory policies in the U.S. designed to manage healthcare costs or alter healthcare financing practices or changes to government policies in general may adversely impact our business and results of operations.

Currently, there are numerous congressional, legislative and/or regulatory proposals which seek to amend and or replace the Affordable Care Act (“ACA”), including proposals to manage the cost of healthcare, including prescription drug cost. Such proposals may include changes in reimbursement rates, restrictions on rebates and discounts, restrictions on access or therapeutic substitution, limits on more efficient delivery channels, taxes on goods and services, price controls on prescription drugs, and other significant healthcare reform proposals, including their repeal or replacement. Further, more exacting regulatory policies and requirements specific to the pharmacy sector may cause a rise in costs, labor, and time to meet all such requirements. We are unable to predict whether any such policies or proposals will be enacted, or the specific terms thereof. Certain of these policies or proposals, if enacted, could have a material adverse impact on our business.

Our business operations involve the substantial receipt and use of confidential health information concerning individuals. A failure to adequately protect any of this information could result in severe harm to our reputation and subject us to significant liabilities, each of which could have a material adverse effect on our business.

Most of our activities involve the receipt or use of personal health information (“PHI”) concerning individuals. There is substantial regulation at the federal and state levels addressing the use, disclosure, and security of patient identifiable health information. At the federal level, HIPAA and the regulations issued thereunder impose extensive requirements governing the transmission, use, and disclosure of health information by all participants in health care delivery, including physicians, hospitals, insurers, and other payors. Many of these obligations were expanded under Health Information Technology for Economic and Clinical Health, passed as part of the American Recovery and Reinvestment Act of 2009. Failure to comply with standards issued pursuant to federal or state statutes or regulations may result in criminal penalties and civil sanctions. In addition to regulating privacy of individual health information, HIPAA includes several anti-fraud and abuse laws, extends criminal penalties to private health care benefit programs and, in addition to Medicare and Medicaid, to other federal health care programs, and expands the Office of Inspector General’s authority to exclude persons and entities from participating in the Medicare and Medicaid programs. Further, future regulations and legislation that severely restrict or prohibit our use of patient identifiable or other information could limit our ability to use information critical to the operation of our business. If we violate a patient’s privacy or are found to have violated any federal or state statute or regulation with regard to confidentiality or dissemination or use of PHI, we could be liable for significant damages, fines, or penalties and suffer severe reputational harm, each of which could have a material adverse effect on our reputation, our business, our results of operations, and our future prospects.

Our business, financial position, and operations could be adversely affected by environmental regulations, and health and safety laws and regulations applicable to our business.

Certain federal, state, and local environmental regulations and health and safety laws and regulations are applicable to our business, including the management of hazardous substances, storage, and transportation of possible hazardous materials, and various other disclosure and procedure requirements that may be promulgated by the Occupational Safety and Health Administration or the Environmental Protection Agency that may apply to our operations. Violations of these laws and regulations could result in substantial statutory penalties, sanctions, and, in certain circumstances, a private right of action by consumers, employees, or the general public.

Health Reform Legislation

Congress passed major health reform legislation, including the Patient Protection and ACA, as amended by the Health Care and Education Reconciliation Act of 2010 (the “Health Reform Laws”). This legislation affects virtually every aspect of health care in the U.S. In addition to establishing the framework for every individual to have health coverage beginning in 2014, the Health Reform Laws enacted a number of significant health care reforms. President Donald Trump has stated his intentions to support the repeal and possible replacement of the Health Reform Laws during his term of office and on May 4, 2017, the House of Representatives passed the American Health Care Act as the first proposed change to health reform legislation. While not all of these reforms, or their repeal or replacement, affect our business directly, they could affect the coverage and plan designs that are or will be provided by many of our health plan clients. As a result, these reforms, or their repeal or replacement, could impact many of our services and business practices. There is considerable uncertainty as to the continuation of these reforms, their repeal, or their replacement.

11

Current economic conditions may adversely affect our industry, business and results of operations.

The United States economy is continuing to feel the impact of the economic downturn that began in late 2007, and the future economic environment may not fully recover to levels prior to the downturn. This economic uncertainty has and could further lead to reduced consumer spending. If consumer spending decreases or does not grow, we may not be able to sustain or grow sales. In addition, reduced or flat consumer spending may drive us and our competitors to offer additional products at promotional prices, which would have a negative impact on our gross profit. A continued softening or slow recovery in consumer spending may adversely affect our industry, business and results of operations. Reduced revenues as a result of decreased consumer spending may also reduce our liquidity and otherwise hinder our ability to implement our long term strategy.

Certain risks are inherent in providing pharmacy services, and our insurance may not be adequate to cover any claims against us.

Pharmacies are exposed to risks inherent in the packaging and distribution of pharmaceuticals and other health care products. Although we maintain professional liability and errors and omissions liability insurance, we cannot assure you that the coverage limits under our insurance programs will be adequate to protect us against future claims, or that we will maintain this insurance on acceptable terms in the future.

We may become classified as an investment company.

If in the future more than 40% of our assets are composed of “investment securities” (which are generally, non-government securities other than securities of majority-owned and certain other controlled companies) we would, subject to certain transitional relief, be required to register as an investment company under the Investment Company Act of 1940, which would involve our incurring significant registration and compliance costs. We have obtained no formal determination nor have we requested any ruling or interpretation from the Securities and Exchange Commission as to our status or potential status under the Investment Company Act. Any violation by the Company under the Investment Company Act, whether intentional or inadvertent, could subject us to material fines and penalties, and could have a material adverse impact on our results of operation.

ITEM 2.	FINANCIAL INFORMATION

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

Key measures used by the Company’s management to evaluate business performance include revenue, gross profit, selling, general and administrative expense (“SG&A”) and EBITDA. EBITDA is calculated as net income before deducting interest, taxes, depreciation and amortization. Although EBITDA is not a measure of actual cash flow because it does not consider changes in assets and liabilities that may impact cash balances, the Company believes it is a useful metric to evaluate operating performance and has therefore included such measures in the discussion of operating results below.

RESULTS OF OPERATIONS

Comparison of the Year Ended December 31, 2016 to the Year Ended December 31, 2015 (000’s omitted).

Revenue

	2016	2015	$ Change

Revenue	$42,786	$40,952	$1,834
Cost of sales	31,736	29,654	2,082
Gross profit	11,050	11,298	(248)
Operating expenses
Selling, general and administrative	10,449	10,628	(179)
Depreciation and amortization	1,052	771	281
Dividend income	84	88	(4)
Other income	1	5	(4)
Interest expense	443	336	107
Investments impairment	4,008	–	4,008
Income tax provision	42	52	(10)
Net loss	$(4,859)	$(396)	$(4,463)
plus:
Interest expense	$443	$336	$107
Depreciation and amortization	1,052	771	281
Investments impairment	4,008	–	4,008
Income tax provision	42	52	(10)
EBITDA	$686	$763	$(77)

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Total revenues increased $1,834 during the year ended December 31, 2016 to $42,786. This represents a 4.5% increase over revenue of $40,952 in 2015. The increase includes a 4.5% increase in the number of retail pharmacy prescriptions filled and increased sales of front end merchandise. $4,457 of the increase in revenue was attributable to a full year of results for two pharmacies acquired at the end of the second quarter of 2015 offset by $2,623 of decreases in revenue attributable to the change in mix of prescriptions.

Gross Profit

Gross profit decreased $248 for the year ended December 31, 2016 to $11,050, or 25.8% of revenue. Gross profit was $11,298 or 27.6% of sales in 2015. The overall decrease in gross profit is primarily due to lower reimbursement rates and increases in third party payor fees. Gross profit includes all direct costs related to the sale of prescriptions

Operating Expense

SG&A expense decreased $179 for the year ended December 31, 2016, to $10,449 from $10,628 in 2015. SG&A expense represented 24.4% of revenue in 2016 as compared to 26.0% of revenue in 2015. The decrease in SG&A as a percentage of revenue is due primarily to cost savings implemented to counter the expected lower gross profit. Depreciation and amortization increased $281 for the year ended December 31, 2016, to $1,052 from $771 in 2015, attributable to a full year of results for two pharmacies acquired at the end of the second quarter of 2015.

Interest Expense

Interest expense increased $107 for the year ended December 31, 2016, to $443 from $336 in 2015. The increase in interest expense is attributable to the financing on the two pharmacies acquired at the end of the second quarter of 2015.

Earnings Before Interest, Taxes, Depreciation and Amortization

The one time non-operating investments impairment of $4,008, of which $3,812 is described in Note 13 of the Dougherty’s Consolidated Financial Statements contained herein, is added back to income to calculate EBITDA for the year ended December 31, 2016. The $3,812 charge is related to the liquidation of a partnership interest located in California that performs real estate advisory services to corporate clients around the United States. The investments impairments are not a result of ongoing operations and added back by management to derive comparative results year over year. EBITDA decreased by $77 to EBITDA of $686 in for the year ended December 31, 2016, from EBITDA of $763 in 2015. This overall decrease is due primarily to lower gross margin noted above.

Results of Operations: Comparison of the Three Months Ended March 31, 2017 to the Three Months Ended March 31, 2016 (000’s Omitted)

	2017	2016	$ Change
Revenue	$10,055	$10,816	$(761)
Cost of sales	7,268	7,894	(626)
Gross profit	2,787	2,922	(135)
Operating expenses
Selling, general and administrative	2,576	2,761	(185)
Depreciation and amortization	266	261	5
Other income	–	1	(1)
Interest expense	102	107	(5)
Income tax provision	11	10	1
Net loss	$(168)	$(216)	$48
plus:
Interest expense	$102	$107	$(5)
Depreciation and amortization	266	261	5
Income tax provision	11	10	1
EBITDA	$211	$162	$49

Revenues

Total revenues decreased $761 during the first quarter of 2017 to $10,055. This represents a 7% decrease over revenue of $10,816 in the first quarter of 2016. The decrease includes a 4% decrease in the number of retail pharmacy prescriptions filled.

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Gross profit

Gross profit decreased $135 as a result of the factors discussed in Revenues and Cost of Sales above. Gross profit improved to 27.7% of revenue in the first quarter of 2017 as compared to 27.0% of revenue in the first quarter of 2016.

Operating expenses

SG&A expenses decreased $185 from $2,761 in the first quarter of 2016 to $2,576 in the first quarter of 2017. The decrease in operating expenses is due primarily to cost reduction initiatives that were implemented during 2016.

Earnings Before Interest, Taxes, Depreciation and Amortization

EBITDA increased by $49 to EBITDA of $211 in the first quarter of 2017 from EBITDA of $162 in the first quarter of 2016, or an improvement of or 30.2%. This overall increase is due primarily to the cost improvements realized over prior year.

LIQUIDITY AND CAPITAL RESOURCES

As of December 31, 2016, we had working capital of approximately $2 million as compared to approximately $3 million at December 31, 2015. The decrease of approximately $1 million in working capital is related to an increase in accounts payables and reduction in inventory and accounts receivables.

As of December 31, 2016, and 2015, we had cash and restricted cash of approximately $360,000. The restricted cash balance is described in Note 13 of the Dougherty’s Consolidated Financial Statements contained herein.

Our future capital needs are uncertain. Although management projects positive cash flow after debt service based on anticipated operations of our business, there can be no assurance that this will occur. If the company does not generate the necessary cash flow, the Company will need additional financing in the future to fund operations. We do not know whether additional financing will be available when needed, or that, if available, we will be able to obtain financing on terms favorable, or even acceptable, to the Company.

We had negative cash flow of $10,000 during the year ended December 31, 2016, as compared to a positive cash flow of $61,000 during 2015.

Net cash flow provided by operations was $1,374,000 during the year ended December 31, 2016, compared to $105,000 during 2015. Net cash provided by operations during the year ended December 31, 2016, primarily reflects the net loss of $4,859,000, the add-back of non-cash depreciation and amortization expense of $1,052,000, the investments impairment of $3,812,000 and other impairments of $196,000 totaling $4,008,000 and changes in operating assets and liabilities of positive $207,000 for inventory, $179,000 for prepaid expenses and other assets and $684,000 for accounts payable. Net cash provided by operations during the year ended December 31, 2015, primarily reflects the net loss of $396,000, the add-back of non-cash depreciation and amortization expense of $771,000, and changes in operating assets and liabilities of negative $695,000 for accounts receivable, negative $66,000 for inventory, positive $59,000 for prepaid expenses and other assets, positive $441,000 for accounts payable and negative $58,000 for accrued liabilities.

Cash used in investing activities was $447,000 during the year ended December 31, 2016, compared to $1,753,000 during 2015. The cash used to purchase of property and equipment was $447,000 in 2016 and $526,000 in 2015. In addition, during 2015, net cash paid for the acquisition of pharmacies was $1,227,000. Net cash paid of $1,227,000 for pharmacy acquisitions was primarily comprised of $1,125,000 of inventory, $174,000 of property and equipment, $4,310,000 of intangible assets for patient prescription data and $31,000 of other, offset by notes payable proceeds of $4,413,000.

Cash used in financing activities was $937,000 during the year ended December 31, 2016, compared to cash provided of $1,709,000 during 2015. During 2016 borrowings of $22,779,000 and payments of $22,727,000 were made on the revolving credit facility. Borrowings of $1,407,000 and payments of $2,396,000 were made on notes payable. During the year ended 2015, borrowings of $29,414,000 and payments of $26,960,000 were made on the revolving credit facility. Borrowings of $2,194,000 and payments of $2,949,000 were made on notes payable. Borrowings and payments on notes payable was primarily related to Pharmacy Acquisitions.

Additionally, if we were to make additional acquisitions, we would likely need additional capital to fund all, or a portion, of those acquisitions. We do not know whether additional financing will be available when needed, or that, if available, we will obtain financing on terms favorable to the Company and which would benefit our Stockholders.

14

Tax Loss Carryforwards

At December 31, 2016, we had approximately $48 million of federal NOL carryforwards available to offset future taxable income, which, if not utilized, will fully expire from 2020 to 2035. We believe that the issuance of shares of our common stock pursuant to our initial public offering on November 15, 1999 caused an “ownership change” for purposes of Section 382 of the Internal Revenue Code of 1986, as amended. Consequently, we believe that the portion of our federal NOL carryforwards attributable to the period prior to November 16, 1999 is subject to an annual limitation pursuant to Section 382. Our total deferred tax assets have been fully reserved as a result of the uncertainty of future taxable income, except for $3 million that is estimated to offset future taxable income from pharmacy operations and or the sale of pharmacy businesses. The estimated deferred tax asset is consistent with the prior year, accordingly, no tax benefit has been recognized in the periods presented.

Off Balance Sheet Arrangements

We do not have any unconsolidated special purpose entities and, except as described herein, we do not have significant exposure to any off-balance sheet arrangements. The term “off-balance sheet arrangement” generally means any transaction, agreement or other contractual arrangement to which an entity unconsolidated with us is a party, under which we have: (i) any obligation arising under a guarantee contract, derivative instrument or variable interest; or (ii) a retained or contingent interest in assets transferred to such entity or similar arrangement that serves as credit, liquidity or market risk support for such assets.

Please see Note 13 of the Dougherty’s Consolidated Financial Statements contained herein.

	Contractual Obligations As of December 31, 2016
	Payments due by Period ($-000’s omitted)
	Less than	1-3	4-5	More than
	1 year	Years	Years	5 years	Total

Lease obligations	621	761	325	535	2,242
Notes payable	1,129	6,180	1,427	–	8,736
Total	$1,750	$6,941	$1,752	$535	$10,978

Critical Accounting Policies

The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America and include amounts based on management’s prudent judgments and estimates. Actual results may differ from these estimates. Management believes that any reasonable deviation from those judgments and estimates would not have a material impact on our consolidated financial position or results of operations. To the extent that the estimates used differ from actual results, however, adjustments to the statement of earnings and corresponding balance sheet accounts would be necessary. These adjustments would be made in future periods. Some of the more significant estimates include intangible asset impairment, cost method investments and income taxes. We use the following methods to determine our estimates:

Accounts Receivable

Receivables recorded in the financial statements represent valid claims against debtors for services rendered or other charges arising on or before the balance sheet date. Management makes estimates of the collectibility of accounts receivable. Specifically, management analyzes accounts receivable and historical bad debts, customer credit-worthiness, current economic trends, and changes in customer payment terms and collections trends when evaluating the adequacy of the allowance for doubtful accounts. Any change in the assumptions used in analyzing accounts receivable may result in additional allowances for doubtful accounts being recognized in the periods in which the change in assumptions occurs.

Inventories

Inventories consist of health care product finished goods held for resale, valued at the lower of cost using the first-in, first-out method or market. The Company maintains an estimated reserve against inventory for excess, slow-moving, and obsolete inventory as well as inventory for which carrying value is in excess of its net realizable value.

Intangible Assets

Intangible assets with finite lives are being amortized on the straight-line basis over seven years. Such assets are periodically evaluated as to the recoverability of their carrying values.

15

Cost Method Investments

Cost method investments represent investments in limited partnerships accounted for using the cost method of accounting. None of these investments are investments in publicly traded companies. The cost method is used because the Company does not have a controlling interest and does not have significant influence over the operations of the respective companies. Accordingly, the Company does not record its proportionate share of the income or losses generated by the limited partnerships in the consolidated statement of operations. The Company recognizes as income dividends that are distributed from net accumulated earnings of the investees since the date of acquisition. The investments are recorded at carrying value and based on information obtained from the entities in which the Company owns these interests, and management does not believe these to be impaired.

Revenue Recognition

Revenues generated by the retail pharmacy operations are reported at the estimated net realizable amounts expected to be received from individuals, third-party payors, institutional health care providers and others. The Company recognizes revenue from the sale of pharmaceutical products and retail merchandise as transactions occur and product is delivered to the customer. Revenue from product sales is recognized at the point of sale and service revenue is recognized at the time services are provided.

Income Taxes

The Company accounts for income taxes in accordance with income tax accounting guidance (ASC 740, Income Taxes). The income tax accounting guidance results in two components of income tax expense: current and deferred. Current income tax expense reflects taxes to be paid or refunded for the current period by applying the provisions of the enacted tax law to the taxable income or excess of deductions over revenues. The Company determines deferred income taxes using the liability (or balance sheet) method. Under this method, the net deferred tax asset or liability is based on the tax effects of the differences between the book and tax bases of assets and liabilities, and enacted changes in tax rates and laws are recognized in the period in which they occur. Deferred income tax expense results from changes in deferred tax assets and liabilities between periods. Deferred tax assets are reduced by a valuation allowance if, based on the weight of evidence available, it is more-likely-than-not that some portion or all of a deferred tax asset will not be realized.

Tax positions are recognized if it is more-likely-than-not, based on the technical merits, that the tax position will be realized or sustained upon examination. The term more-likely-than-not means a likelihood of more than 50%; the terms examined and upon examination also include resolution of the related appeals or litigation processes, if any. A tax position that meets the more-likely-than-not recognition threshold is initially and subsequently measured as the largest amount of tax benefit that has a greater than 50% likelihood of being realized upon settlement with a taxing authority that has full knowledge of all relevant information. The determination of whether or not a tax position has met the more-likely-than-not recognition threshold considers the facts, circumstances and information available at the reporting date and is subject to management’s judgment.

ITEM 3.	PROPERTIES

The physical properties used by the Company are summarized below:

Property Type	Owned/Leased	Number	Location	Approximate Square Feet
Retail pharmacy	Leased	1	Dallas, TX	13,000
Retail pharmacies	Leased	3	Texas	9,000
Retail pharmacy	Leased	1	Oklahoma	3,000
Corporate office	Leased	1	Dallas, TX	3,000

ITEM 4.	SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

Beneficial Ownership of Certain Stockholders, Directors and Executive Officers

The following table sets forth information with respect to the beneficial ownership of our common stock at May 1, 2017, by:

•	each of our named executive officers and directors;
•	all of our executive officers and directors as a group; and
•	each person or group of affiliated persons, known to us to own beneficially more than 5% of our common stock

In accordance with the rules of the SEC, the table gives effect to the shares of common stock that could be issued upon the vesting of outstanding restricted share units within 60 days of May 1, 2017. Unless otherwise noted in the footnotes to the table, and subject to community property laws where applicable, the individuals listed in the table have sole voting and investment control with respect to the shares beneficially owned by them. Unless otherwise noted in the footnotes to the table, the address of each stockholder, executive officer and director is c/o Dougherty’s Pharmacy, Inc., 16250 Dallas Parkway, Suite 102, Dallas, Texas 75248. We have calculated the percentages of shares beneficially owned based on 22,476,346 shares of common stock outstanding at May 1, 2017.

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	Shares of Common Stock Beneficially Owned *
Person or Group	Number		Percentage
Directors and Named Executive Officers
James C. Leslie (Director & Chairman of the Board)	1,708,483	(1)	7.60%
Anthony J. LeVecchio (Director)	335,801	(2)	1.50%
Will Cureton (Director)	40,955	(3)	*
Mark Heil (President and Chief Financial Officer)	185,041	(4)	*
Andrew Komuves	21,098	(5)	*
All Executive Officers and Directors as a Group	2,291,378	(6)	10.20%

Greater than Five Percent Shareholders
Troy Phillips	3,705,630		16.50%

* Denotes less than one percent.

(1)	Includes 10,150 shares represented by restricted stock units that are scheduled to vest on or before July 1, 2107. Also Includes 77,686 shares held in trust for the benefit of James Josiah Leslie, and 77,273 shares held in trust for the benefit of Jenna L. Leslie. Mr. Leslie disclaims beneficial ownership for all 154,959 of these shares.
(2)	Includes 10,150 shares represented by restricted stock units that are scheduled to vest on or before July 1, 2017.
(3)	Includes 10,150 shares represented by restricted stock units that are scheduled to vest on or before July 1, 2017.
(4)	Includes 10,100 shares represented by restricted stock units that are scheduled to vest on or before July 1, 2017.
(5)	Includes 7,575 shares represented by restricted stock units that are scheduled to vest on or before July 1, 2017.
(6)	Includes 48,125 shares represented by restricted stock units that are scheduled to vest on or before July 1, 2017.

Change in Control Arrangements.

There are no arrangements, known to the Company, including any pledge by any person of the Company’s securities or any of its parents, the operation of which may at a subsequent date result in a change in control of the Company.

ITEM 5.	DIRECTORS AND EXECUTIVE OFFICERS

DIRECTORS AND EXECUTIVE OFFICERS

Our business affairs are managed under the direction of the board of directors, or the Board, consisting, as of the date of this Registration Statement, of three persons, divided into two of three classes. Currently, there are no Class A directors, and the Board will be evaluating whether and how to replace one or both Class A Directors; one Class A Director resigned in 2017 and the other in 2012. The Company’s Bylaws provide that a majority of the members of the Board may designate a successor to fill the unexpired term of a vacancy on the Board without a vote, or the approval, of the Company’s stockholders. Members of each class serve offset terms of three years so that only one class is elected each year. The following table sets forth each class, the directors comprising each class and their respective terms:

CLASS	DIRECTORS	TERM EXPIRING
Class A	Two Positions Open	2018 Annual Meeting
Class B	Will Cureton	2019 Annual Meeting
Anthony J. LeVecchio
Class C	James C. Leslie	2020 Annual Meeting

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Based on its review of the applicable rules of The NASDAQ Global Market, the Board believes that Messrs. Cureton and LeVecchio are "independent" within the meaning of The NASDAQ Global Market listing standards. According to these standards, the Board believes Mr. Leslie is not “independent”.

Will Cureton, Age 66, director since 2005 . Mr. Cureton is a partner in Ascension Development, LLC, a development firm focusing on multifamily projects. From 1997 to 2013, Mr. Cureton was a member and manager of CLB Holdings, LLC, a Texas limited liability company and general partner of CLB Partners, Ltd., a Texas limited partnership ("CLB") engaged in real estate development and which he co-founded in 1997.  Prior to co-founding CLB, Mr. Cureton was Chief Operating Officer of Columbus Realty Trust, a real estate investment trust, from 1993 to 1997. In 1987 Mr. Cureton co-founded Texana, a commercial real estate investment and property management company, and served as its President and Chief Executive Officer until 1993. From 1981 to 1987, Mr. Cureton served as an executive officer with The DicoGroup, Inc., a Dallas based real estate investment company. Mr. Cureton started his career with Coopers & Lybrand, where he worked from 1974 to 1981. Mr. Cureton received a Bachelor of Business Administration degree in accounting from East Texas State University (now known as Texas A&M University - Commerce.) Mr. Cureton was selected to serve on our Board because of his extensive business dealings.

Anthony J. LeVecchio, Age 70, director since 2004. Mr. LeVecchio has been the President and Principal of The James Group, a general business consulting firm that has advised clients across a range of high-tech industries, since 1988. Prior to forming The James Group in 1988, Mr. LeVecchio was the Senior Vice President and Chief Financial Officer for VHA Southwest, Inc., a regional healthcare system. Mr. LeVecchio currently serves as director, advisor and executive of private and public companies in a variety of industries. He currently serves as Co-Chairman of the Board of Directors of UniPixel, Inc. (UNXL) an industrial film design and manufacturing firm in Santa Clara, California that is listed on The NASDAQ Global Market, and serves on the Audit Committee. He also currently serves as Chairman of the Board of Directors and as Chairman of the Audit Committee for LegacyTexas Bank (LTXB), a community bank based in Plano, Texas that is listed on The NASDAQ Global Select Market. His prior public company boards include Microtune, Inc., DG FastChannel, Inc., and Maxum Health, Inc. Mr. LeVecchio holds a Bachelor of Economics and a M.B.A. in Finance from Rollins College where he serves on the Board of Trustees. Mr. LeVecchio is a lecturing professor for financial statement analysis classes at the University of Texas, Dallas. Mr LeVecchio was selected to serve on our Board and as the Chairman of the Audit Committee because of his standing as a financial expert and corporate governance expert.

James C. Leslie, Age 61, director since July 2001 and Chairman of the Board since March 2002. Mr. Leslie has served as Chairman of Dougherty’s since March 2002 and as a Director since July 2001. Mr. Leslie held the position of Chief Executive Officer of CRESA, a national tenant representation and real estate advisory services firm headquartered in Boston, Massachusetts from 2012 to 2015, after serving on its Board for 10 years. From 2001 to 2011, Mr. Leslie focused primarily on managing his personal investments. Mr. Leslie has positions in one or more of our subsidiaries or affiliates. From 1996 through 2001, Mr. Leslie served as President and Chief Operating Officer of The Staubach Company, a full-service international real estate strategy and services firm. From 1988 through March 2001, Mr. Leslie also served as a director of The Staubach Company. Mr. Leslie was President of Staubach Financial Services from 1992 until 1996. From 1982 until 1992, Mr. Leslie served as Chief Financial Officer of The Staubach Company. Mr. Leslie serves on boards of several private companies. Mr. Leslie holds a B.S. degree from The University of Nebraska and an M.B.A. degree from The University of Michigan Graduate School of Business. Mr Leslie was selected to serve as Chairman of the Board because of his leadership, financial and management experience as well as his ability to provide guidance and valuable insight through his involvement with entrepreneurs and emerging companies consistently during his career.

Mark S. Heil, 55, President since 2014, Chief Financial Officer since 2007.  Mr. Heil was named President of Dougherty’s in April 2014, and he has served as Chief Financial Officer since 2007. Mr. Heil has significant experience in finance and accounting matters having served in various executive positions, including various chief financial officer roles and chief operating officer capacities along with consulting experience in the executive services field. Prior to joining Dougherty’s, Mr. Heil served as a consulting associate at Tatum LLC, which provides financial consulting and executive services to its clients. Previous to Tatum, Mr. Heil held various Chief Financial Officer positions at The Loomis Agency, a full service advertising company and at American Excelsior Company, a manufacturing and distribution company. In addition, he held the position of Chief Operating Officer of American Excelsior's Earth Science Division during his tenure with this firm. Mr. Heil began his career in the audit division of KPMG. Mr. Heil graduated from the University of Texas with a BBA in Accounting. He also served on the board of directors of American Excelsior Company. He is a Certified Public Accountant in the State of Texas and is a member of the Financial Executives International (FEI).

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Andrew J. Komuves, Jr. RPh, FIACP 55, President Pharmacy Operations since 2013. Mr. Komuves joined Dougherty’s Pharmacy Inc. in 2012 with over 26 years of experience as a compounding pharmacist and pharmacy owner. Prior to joining Dougherty’s Mr. Komuves served as executive with Horizon Pharmacies, a 52 store drug chain. Mr. Komuves serves as a board member for the Alliance of Independent Pharmacists of Texas and Cardinal Health’s National and Regional Retail Advisory Board. Mr. Komuves has previously served as a board member for the International Academy of Compounding Pharmacists and the North Texas Red Cross. In addition to, Mr. Komuves holds a BBA degree from Texas Christian University, a Bachelor’s of Science in Pharmacy from the University of Houston and completed a fellowship in pharmaceutical compounding conferred by the International Academy of Compounding Pharmacists.

There are no family relationships among the executive officers or directors. There are no arrangements or understandings pursuant to which any of these persons were elected as an executive officer or director. No director or officer has been involved in any legal proceedings required to be disclosed under Item 401(f) of Regulation SK, but for a personal bankruptcy filed in 2013 by one of our directors, Mr. Will Cureton.

COMPENSATION OF DIRECTORS

Non Employee Director Compensation

As of December 31, 2016

Annual Cash Retainer	Per Meeting Fees	Annual Restricted Stock Grant
Non-Employee Director $10,000; $2,500 per quarter	In person $500, telephonic $250	20,000 shares vesting over four years
Non-Employee Director and Committee Chairman $20,000; $2,500 per quarter	In person $500, telephonic $250	20,000 shares vesting over four years
Non-Employee Director and Chairman of the Board $120,000; $10,000 per month	In person $500, telephonic $250	20,000 shares vesting over four years

Note: All payment terms were effective as of January 1, 2013. Annual Restricted Stock Grant as approved by the Compensation Committee.

2016 Director Compensation Table

Name	Fees Earned or Paid in Cash	Nonqualified Deferred Compensation Earnings	Total
	($)	($)	($)
James C. Leslie	$120,000	$3,253	$123,253
Anthony J. LeVecchio	$22,000	$3,253	$25,253
Will Cureton	$11,500	$3,253	$14,753

Note: Nonqualified deferred compensation earnings represents the market value of vested shares under our Restricted Share Unit (“RSU”) Incentive Plan. For a description of the RSU Incentive Plan, please see Item 6. "Executive Compensation."

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CORPORATE GOVERNANCE

Committees of the Board of Directors; Meetings

The Board has two standing committees, the Audit Committee and the Compensation Committee. The Board does not have a separate Nominating Committee and performs all of the functions of that committee.

The Audit Committee

The Audit Committee has as its primary responsibilities the appointment of the independent auditor for the Company, the pre-approval of all audit and non-audit services, and assistance to the Board in monitoring the integrity of our financial statements, the independent auditor's qualifications, independence and performance and our compliance with legal requirements. The Audit Committee operates under a written charter adopted by the Board, a copy of which is available on the Company's website at www.doughertys.com (the contents of such website are not incorporated into this Registration Statement). Anthony J. LeVecchio is the current member and Chairman of the Audit Committee.

The Securities and Exchange Commission ("SEC") has adopted rules to implement certain requirements of the Sarbanes-Oxley Act of 2002 pertaining to public company audit committees. One of the rules adopted by the SEC requires a company to disclose whether the members of its Audit Committee are "independent." Since we are not a "listed" company, we are not subject to rules requiring the members of our Audit Committee to be independent. The SEC also requires a company to disclose whether it has an "Audit Committee Financial Expert" serving on its audit committee.

Based on its review of the applicable rules of The NASDAQ Global Market governing audit committee membership, the Board believes that Mr. LeVecchio is "independent" within the meaning of The NASDAQ Global Market listing standards. The Board does believe that the current member of the Audit Committee satisfies the general definition of an independent director under The NASDAQ Marketplace Rule 4200.

Based on its review of the criteria of an Audit Committee Financial Expert under the rule adopted by the SEC, the Board, after reviewing all of the relevant facts, circumstances and attributes, has determined that Mr. LeVecchio, the Chairman of the Audit Committee is qualified as an "audit committee financial expert" on the Audit Committee.

Compensation Committee

The Compensation Committee recommends to the Board annual salaries for executive management and reviews all company benefit plans. The Compensation Committee operates under a written charter adopted by the Board, a copy of which is available on the Company's website at www.doughertys.com (the contents of such website are not incorporated into this Registrations Statement). The Chairman of the Compensation Committee position is open. The current member of the Compensation Committee is Anthony J. LeVecchio. After a review of the applicable rules of The NASDAQ Global Market governing compensation committee membership, the Board believes that Mr. LeVecchio is “independent” within the meaning of The NASDAQ Global Market Listing Standards.

Nomination Process

The Board does not have a separate Nominating Committee or Charter and performs all of the functions of that committee. The Board believes that it does not need a separate nominating committee because the full Board is relatively small, has the time to perform the functions of selecting Board nominees, and in the past has acted unanimously in regard to nominees.

In view of Dougherty’s size, resources and limited scope of operations, the Board has determined that it will not increase the size of the Board from its current size of five members, including the current vacancies in the Class A director positions that the Board intends to fill. In the future, the Board may determine that increased size, scope of operations or other factors would make it advisable to add additional directors. In considering an incumbent director whose term of office is to expire, the Board reviews the director's overall service during the person's term, the number of meetings attended, level of participation and quality of performance. In the case of new directors, the directors will consider suggestions from many sources, including stockholders, regarding possible candidates for directors. The Board may engage a professional search firm to locate nominees for the position of director of the Company. However, to date the Board has not engaged professional search firms for this purpose. A selection of a nominee by the Board requires a majority vote of the Company's directors.

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The Board seeks candidates for nomination to the position of director who have excellent decision-making ability, business experience, personal integrity and a high reputation and who meet such other criteria as may be set forth in a writing adopted by a majority vote of the Board of Directors. The committee will use the same criteria in evaluating candidates suggested by stockholders as for candidates suggested by other sources.

Pursuant to a policy adopted by the Board, the directors will take into consideration a director nominee submitted to the Company by a stockholder; provided that the stockholder submits the director nominee and reasonable supporting material concerning the nominee by the due date for a stockholder proposal to be included in the Company's proxy statement for the applicable annual meeting as set forth in the rules of the Securities and Exchange Commission then in effect.

Director Attendance at Annual Meetings

We do not have a policy regarding attendance by members of the Board of Directors at our annual meeting of stockholders. The Board has always encouraged its members to attend its annual meeting.

ITEM 6.	EXECUTIVE COMPENSATION

Summary compensation

The following table provides summary information concerning compensation paid by us to our principal executive officers and each person who served as our principal financial officer in 2016. In 2016, no other person who served as an executive officer of Dougherty’s at any time during the year had total annual salary and bonus in excess of $100,000.

SUMMARY COMPENSATION TABLE

Name and Principal Position	Year	Salary	Bonus	Other	Nonqualified Deferred Compensation Earnings	Total
		($)	($)	($)(1)	($)(2)	($)
Mark S. Heil	2016	$204,615	–	$8,223	$6,383	$219,221
President and Chief Financial Officer	2015	$220,000	$49,750	$10,262	$4,949	$284,961

Andrew J. Komuves, Jr.,	2016	$209,615	$13,701	$8,791	$1,667	$233,774
President Pharmacy Operations	2015	$225,000	$65,790	$12,817	$–	$303,607

(1) Fully vested matching contributions to the Company’s 401(k) plan, which all participating employees receive.

(2) Nonqualified deferred compensation earnings represents the market value of vested shares under our RSU Incentive Plan.

Restricted Share Unit Incentive Plan

On November 13, 2013, the Board of Directors approved and adopted the RSU Incentive Plan. The plan has not been approved by the stockholders. Under the plan the Company can award RSUs to employees and non-employee directors and consultants pursuant to restricted stock agreements contingent upon continuous service. Under the restricted stock agreements, the restricted shares will vest annually over a four-year period and will be payable in stock, valued at the fair market value on the grant date. There is not a limit on the number of shares that can be issued from the plan and shares are issued from available common stock. As of December 31, 2016, there were 50,000,000 shares authorized, 23,447,679 shared issued and 22,417,679 shares outstanding. The Board considers the number of shares outstanding adequate for purposes of administering the plan.

As of December 31, 2016, the following shares had been issued under the 2013 RSU Plan

Year of Issuance:	Number of Shares	Fair Value at Date of Grant	Shares Vested	Non- Vested
2013	120,000	$26,400	90,000	30,000
2014	122,100	$30,946	61,200	60,900
2015	150,000	$39,000	37,500	112,500
	392,100	$96,346	188,700	203,400

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Option Grants in Last Fiscal Year

As of December 31, 2016, the Company does not currently have a stock option plan and there are no outstanding options.

Vested Share Units in Last Fiscal Year and Fiscal Year-End Share Unit Values

The following table provides information regarding outstanding restricted stock awards granted to the directors and named executive officers under the RSU Incentive Plan that were still outstanding as of December 31, 2016 and the values of those awards. The value is based on the market price of 21 cents as of December 31, 2016.

OUTSTANDING EQUITY AWARDS AT YEAR-END
	Stock Awards
	Equity Incentive Plan Awards
	Number of Unearned Units That Have Not Vested	Market or Payout Value of Unearned Units That Have Not Vested
Name	(#)	($)
James C. Leslie	30,150	$6,332
Anthony J. LeVecchio	30,150	$6,332
Will Cureton	30,150	$6,332
Mark S. Heil	60,300	$12,663
Andrew J. Komuves, Jr.	22,500	$4,725

The following table provides information, for the directors and named executive officers, on restricted stock awards vested during 2016.

STOCK VESTED
	Stock Awards
	Equity Incentive Plan Awards
	Number of Share Units Received on Vesting	Value of Share Units Received on Vesting
Name	(#)	($)
James C. Leslie	15,250	$3,253
Anthony J. LeVecchio	15,250	$3,253
Will Cureton	15,250	$3,253
Mark S. Heil	30,400	$6,383
Andrew J. Komuves, Jr.	7,575	$1,667

Potential Payments Upon Termination Or Change In Control

The Company’s President and Chief Financial Officer, Mr. Mark Heil, is entitled to continued salary payments for the four months following a termination “without cause,” which would have equaled an aggregate payment over four months equal to $48,750 if such termination had occurred on December 31, 2016. Mr. Heil serves without a formal, written employment agreement.

The Company’s President of Pharmacy Operations, Mr. Andrew Komuves, is entitled to continue salary payments for the six months following a termination “without cause,” which would have equaled an aggregate payment over six months equal to $100,000 if such termination had occurred on December 31, 2016.  Mr. Komuves serves without a formal, written employment agreement.

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The Company could terminate either Mr. Heil’s or Mr. Komuves’ employment “without cause” for the following:

•	gross negligence or willful misconduct or malfeasance or the commission of an act constituting dishonesty or other act of material misconduct by the executive that affects the Company, its business, the executive’s employment or his business reputation;
•	any violation of the non-disclosure and invention agreement in place between the executive, provided that the Company acts in a bona fide manner;
•	any other intentional and material breach, including but not limited to, the material failure of the executive to perform the duties reasonably assigned to him, which is not cured without 30 days of written notice of such breach.

ITEM 7.	CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, DIRECTOR INDEPENDENCE.

Through May 31, 2015, the Company’s Chairman and one of the Company’s directors were limited partners in the entity that owned and controlled the building in which our corporate offices are located. We shared office space with the Company’s Chairman in the building. We remitted monthly rent of approximately $5,200 and certain shared office costs of approximately $1,300 monthly to the entity controlled by the Company’s Chairman. The Company subleased certain shared office space for approximately $2,200 per month and pays certain operating expenses of the other entities sharing its office space and that are controlled by the Company’s Chairman and records receivables due from these entities. Effective June 1, 2015, in conjunction with the sale of the building, the Chairman relocated within the building under a revised lease that includes the previous space for which we now remit monthly rent of $7,000 and effective January 1, 2016, shared office costs of $1,000. At December 31, 2016 and 2015, the Company had receivables due from these affiliates totaling approximately $12,000 and $42,000, respectively. The receivables due from affiliates are classified in current assets based on the agreements with the affiliates for repayment.

ITEM 8.	LEGAL PROCEEDINGS

From time to time, the Company may be subject to legal proceedings and claims in the ordinary course of business. We are not currently aware of any such proceedings or claims that we believe will have, individually or in the aggregate, a material adverse effect on our business, financial condition or results of operations.

ITEM 9.	MARKET FOR REGISTRANT’S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Our stock is quoted and traded on the Pink Sheets (“Pink Sheets: ASDS”); however, the Company is in the process of applying for a new symbol to reflect its recent name change. A Pink Sheet security is not listed or traded on a national securities exchange. Issuers quoted on the Pink Sheets are not subject to periodic filing requirements with the Securities and Exchange Commission or other regulatory authority. Upon the effectiveness of this Registration Statement, we expect to apply for listing on the OTCQB, which would require the Company stay current with all Exchange Act filings after the effectiveness of this Registration Statement.

The following is a summary of our stock’s quarterly market price ranges for the two most recent fiscal years and for the quarter ended March 31, 2017. The price quotations noted herein represent prices between dealers, without retail mark-ups, mark-downs or commissions and may not represent actual transactions.

Fiscal year 2015:	High	Low
First quarter*	$0.30	$0.25
Second quarter*	0.29	0.20
Third quarter*	0.27	0.18
Fourth quarter*	0.27	0.20

Fiscal year 2016:
First quarter*	$0.26	$0.18
Second quarter*	0.24	0.20
Third quarter*	0.30	0.20
Fourth quarter*	0.24	0.18

Fiscal year 2017:
First quarter*	$0.24	$0.18

*These quotations represent high and low bid prices for our stock as reported by the Pink Sheets.

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At May 1, 2017, there were approximately 113 holders of record of our common stock.

The aggregate market value of the voting stock held by non-affiliates of the Company, based upon the closing price for our common stock on the Pink Sheets on June 30, 2016, the last trading date of our most recently completed second fiscal quarter was approximately $3.7 million.

On December 12, 2016 and December 14, 2015, the Company issued a 1 percent per share dividend to stockholders of record on December 5, 2016 and December 7, 2015, respectively. Based on the number of common shares outstanding on the record date, the Company issued 221,948 and 216,560 new shares at a fair market value of $44,000 and $43,000, respectively, which was charged to accumulated deficit.

ITEM 10.	RECENT SALES OF UNREGISTERED SECURITIES

None

ITEM 11.	DESCRIPTION OF REGISTRANT’S SECURITIES TO BE REGISTERED.

Description of Capital Stock

Our authorized capital stock consists of 50,000,000 shares of common stock, par value $.0001 per share, and 7,500,000 shares of preferred stock, $.0001 par value per share. As of the date of this Registration Statement, there is no preferred stock issued or outstanding; there are:

•	22,428,221 shares of common stock outstanding, held of record by 114 holders; and
•	48,125 shares of common stock to be issued pursuant to unvested RSUs.

The following summary of the material provisions of our common stock, preferred stock, amended and restated articles of incorporation and bylaws is qualified by reference to the provisions of applicable law and to our amended restated articles of incorporation and bylaws included as exhibits to this Registration Statement.

Common Stock

The holders of common stock are entitled to one vote per share on all matters to be voted upon by the stockholders. Subject to preferences that may be applicable to any outstanding preferred stock, the holders of common stock are entitled to receive ratably such dividends, if any, that may be declared from time to time by the board of directors out of funds legally available therefor. In the event of our liquidation, dissolution or winding-up, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of holders of preferred stock, if any. The common stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock.

Preferred Stock

"Blank Check" Preferred. Our board of directors has the authority to issue preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any series or the designation of such series, without further vote or action by the stockholders. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of the Company without further action by our stockholders and may adversely affect the voting, dividend and other rights of the holders of common stock. As further discussed below, the issuance of preferred stock with voting and conversion rights may adversely affect the voting power of the holders of common stock, including the loss of voting control to others. At present, we have no shares of preferred stock issued and outstanding.

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ITEM 12.	INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Item 6. Indemnification of Directors and Officers.

Section 145 of the Delaware General Corporation Law ("DGCL") permits a corporation, under specified circumstances, to indemnify its directors, officers, employees or agents against expenses (including attorneys' fees), judgments, fines and amounts paid in settlements actually and reasonably incurred by them in connection with any action, suit or proceeding brought by third parties by reason of the fact that they were or are directors, officers, employees or agents of the corporation, if such directors, officers, employees or agents acted in good faith and in a manner that they reasonably believed to be in or not opposed to the best interests of the corporation, and with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. In a derivative action (i.e., one by or in right of the corporation), indemnification may be made only for expenses actually and reasonably incurred by directors, officers, employees or agents in connection with the defense or settlement of an action or suit, and only with respect to a matter as to which they shall have acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made if such persons shall have been adjudged liable to the corporation, unless and only to the extent that the court in which the action or suit was brought shall determine upon application that the defendant directors, officers, employees or agents are fairly and reasonably entitled to indemnify for such expenses, despite such adjudication or liability.

Section 102(b)(7) of the DGCL permits a corporation organized under Delaware law to eliminate or limit the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director subject to certain limitations.

Article Seventh of the Company's Certificate of Incorporation provides the following:

"No director of the Corporation shall be personally liable to the Corporation or any of its stockholders for monetary damages for breach of fiduciary duty as a director of the Corporation; PROVIDED, HOWEVER, that the foregoing is not intended to eliminate or limit the liability of a director of the Corporation for (i) any breach of a director's duty of loyalty to the Corporation or its stockholders, (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) a violation of Section 174 of the DGCL, or (iv) any transaction from which the director derived an improper personal benefit. If the DGCL is hereafter amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the DGCL, as so amended. No amendment to or repeal of this Article SEVENTH shall apply to or have any effect on the liability or alleged liability of any director of the Corporation for or with respect to any acts or omissions of such director occurring prior to such amendment or repeal."

Article Eighth of the Company's Certificate of Incorporation and Article XI of the Company's Bylaws provide that the Company shall indemnify its directors and officers to the fullest extent permitted by the DGCL.

The Company currently has in effect a directors and officers liability insurance policy covering the directors and executive officers of the Company.

The Company has entered into various Indemnification Agreements with each of its directors and executive officers that provide for indemnification and expense advancement to the fullest extent permitted under the DGCL.

As a result of these provisions or agreements, the Company and its stockholders may be unable to obtain monetary damages from a director or officer for breach of the duty of care. Although stockholders may continue to seek injunctive or other equitable relief for an alleged breach of fiduciary duty by a director or officer, stockholders may not have any effective remedy against the challenged conduct if equitable remedies are unavailable.

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ITEM 13.	CONSOLIDATED FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Set forth below is a list of our audited financial statements included in this Registration Statement.

ITEM 14.	CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None

ITEM 15.	EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a)	The Financial Statements listed in the Index to Consolidated Financial Statements are filed as part of this Registration Statement, see Item 13, "Consolidated Financial Statements and Supplementary Data."

(b)	The Exhibits listed in the accompanying Exhibit Index are attached and incorporated herein by reference and filed as part of this report.

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SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this Registrations Statement to be signed on its behalf by the undersigned, thereunto duly authorized on June 2, 2017.

DOUGHERTY’S PHARMACY, INC.

By:	/s/ Mark S. Heil
Mark S. Heil
President and Chief Financial Officer (Duly Authorized Principal Executive Officer and Principal Financial Officer)

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EXHIBIT INDEX

Exhibit Number	Description

3.1	Certificate of Incorporation of The Registrant filed on August 8, 2000 (1)
3.2	Certificate of Ownership and Merger of ASD Systems, Inc. (a Texas corporation) with and into Ascendant Solutions, Inc. (a Delaware corporation and wholly owned subsidiary of ASD Systems, Inc.) filed on October 19, 2000. (1)
3.3	Certificate of Amendment to the Certificate of Incorporation of the Registrant filed on May 10, 2017. (1)
3.4	Bylaws of The Registrant. (1)
4.1	Specimen of The Registrant Common Stock Certificate (1)
4.2	Floating Rate Term Note dated February 9, 2012, by and between Dougherty’s Holdings, Inc. and Cardinal Health, Inc.(1)
4.3	Security Agreement dated February 9, 2012, by and between Dougherty’s Pharmacy Forest Park Dallas, LLC and Cardinal Health, Inc.(1)
4.4	Security Agreement dated February 9, 2012, by and between the Registrant and Cardinal Health, Inc.(1)
4.5	Security Agreement dated February 9, 2012, by and between Dougherty’s Holdings, Inc. and Cardinal Health, Inc.(1)
4.6	Security Agreement dated February 9, 2012, by and between Dougherty’s Pharmacy, Inc. and Cardinal Health, Inc.(1)
4.7	Unconditional Guaranty dated February 9, 2012, by and among the Registrant; Dougherty’s Pharmacy, Inc.; Dougherty’s Pharmacy Forest Park Dallas, LLC; and Cardinal Health, Inc.(1)
4.8	Floating Rate Term Note dated August 1, 2014 by and between Dougherty’s Holdings, Inc. and Cardinal Health, Inc.(1)
4.9	Unconditional Guaranty dated August 1, 2014, by and between the Registrant; Dougherty’s Pharmacy, Inc.; and Dougherty’s Pharmacy Forest Park Dallas, LLC; and Cardinal Health, Inc.(1)
4.10	Floating Rate Term Note dated August 29, 2104, by and between Dougherty’s Holdings, Inc. and Cardinal Health, Inc.(1)
4.11	Unconditional Guaranty dated August 29, 2014, by the Registrant, Dougherty’s Pharmacy, Inc., Dougherty’s Pharmacy Forest Park Dallas, LLC, Dougherty’s Pharmacy Humble, LLC, and Cardinal Health, Inc.(1)
4.12	Floating Rate Term Note dated January 2, 2015, between Dougherty’s Holdings, Inc. and Cardinal Health, Inc.(1)
4.13	Unconditional Guaranty dated January 2, 2015, by the Registrant, Dougherty’s Pharmacy, Inc.; Dougherty’s Pharmacy Forest Park Dallas, LLC; Dougherty’s Pharmacy Humble, LLC; Dougherty’s Pharmacy El Paso, LLC; and Cardinal Health, Inc.(1)
4.14	Floating Term Note dated June 26, 2015, by and between Dougherty’s Holdings, Inc. and Cardinal Health, Inc.(1)
4.15	Unconditional Guaranty dated June 26, 2015, by the Registrant, Dougherty’s Pharmacy, Inc.; Dougherty’s Pharmacy Forest Park Dallas, LLC; Dougherty’s Pharmacy Humble, LLC; Dougherty’s Pharmacy El Paso, LLC; Dougherty’s Pharmacy McAlester, LLC; and Cardinal Health, Inc.(1)
4.16	Floating Rate Term Note dated August 27, 2015, by and between Dougherty’s Holdings, Inc., Dougherty’s Pharmacy Springtown, LLC, and Cardinal Health, Inc.(1)
4.17	Unconditional Guaranty dated August 27, 2015, by the Registrant; Dougherty’s Pharmacy, Inc.; Dougherty’s Pharmacy Forest Park Dallas, LLC; Dougherty’s Pharmacy Humble, LLC; Dougherty’s Pharmacy El Paso, LLC; Dougherty’s Pharmacy McAlester, LLC; and Cardinal Health, Inc.(1)
4.18	Promissory Note dated July 1, 2016, by and between Dougherty’s Holdings, Inc.; Dougherty’s Pharmacy, Inc.; Dougherty’s Pharmacy El Paso, LLC; Dougherty’s Pharmacy Humble, LLC; Dougherty’s Pharmacy McAlester, LLC; Dougherty’s Pharmacy Forest Park Dallas, LLC; Dougherty’s Pharmacy Springtown, LLC; and First National Bank of Omaha.(1)
4.19	Promissory Note dated July 1, 2016, by and between Dougherty’s Holdings, Inc.; Dougherty’s Pharmacy, Inc.; Dougherty’s Pharmacy El Paso, LLC; Dougherty’s Pharmacy Humble, LLC; Dougherty’s Pharmacy McAlester, LLC; Dougherty’s Pharmacy Forest Park Dallas, LLC; Dougherty’s Pharmacy Springtown, LLC; and First National Bank of Omaha.(1)
4.20	Commercial Security Agreement dated July 1, 2016, by and among Dougherty’s Holdings, Inc.; Dougherty’s Pharmacy, Inc.; Dougherty’s Pharmacy El Paso, LLC; Dougherty’s Pharmacy Humble, LLC; Dougherty’s Pharmacy McAlester, LLC; Dougherty’s Pharmacy Forest Park Dallas, LLC; and Dougherty’s Pharmacy Springtown, LLC (as “Grantors”) and First National Bank of Omaha.(1)
4.21	Business Loan Agreement dated July 1, 2016, by and among Dougherty’s Holdings, Inc.; Dougherty’s Pharmacy, Inc.; Dougherty’s Pharmacy El Paso, LLC; Dougherty’s Pharmacy Humble, LLC; Dougherty’s Pharmacy McAlester, LLC; Dougherty’s Pharmacy Forest Park Dallas, LLC; and Dougherty’s Pharmacy Springtown, LLC (as “Borrower”) and First National Bank of Omaha.(1)
4.22	Commercial Guaranty dated July 1, 2016, by and between the Registrant and First National Bank of Omaha.(1)
4.23	Amended and Restated Fixed Rate Note dated March 31, 2017, by and between Dougherty Holdings, Inc. and Cardinal Health 100, LLC.(1)
4.24	Security Agreement dated March 31, 2017, by and between Dougherty’s Pharmacy El Paso, LLC and Cardinal Health 110, LLC.(1)
4.25	Security Agreement dated March 31, 2017, by and between Dougherty’s Pharmacy Humble, LLC and Cardinal Health 110, LLC.(1)
4.26	Security Agreement dated March 31, 2017, by and between Dougherty’s Pharmacy McAlester, LLC and Cardinal Health 110, LLC.(1)
4.27	Unconditional Guaranty dated March 31, 2017 by and among the Registrant, Dougherty’s Pharmacy, Inc., and Dougherty’s Pharmacy Forest Park, LLC, Dougherty’s Pharmacy Humble, LLC, Dougherty’s Pharmacy El Paso, LLC, and Dougherty’s Pharmacy McAlester, LLC (the “Guarantors”) in favor of Cardinal Health 110, LLC.(1)
10.1	Form of Director and Officers Indemnification Agreement (1)
10.2	Restricted Share Unit Incentive Plan (1)
10.3	Specimen of the Restricted Share Unit Plan Agreement (1)
10.4	Prime Vendor Agreement by and between Cardinal Health 110, LLc and Cardinal Health 411, Inc. and the Registrant, dated May 1, 2014 (1)(2)
10.5	First Amendment to the Prime Vendor Agreement by and between Cardinal Health 220, LLC and Cardinal Health 411, Inc. and the Registrant, dated May 1, 2015. (1)(2)
10.6	Second Amendment to the Prime Vendor Agreement by and between Cardinal Health 220, LLC and Cardinal Health 411, Inc. and the Registrant, dated July 1, 2015. (1)(2)
10.7	Third Amendment to the Prime Vendor Agreement by and between Cardinal Health 220, LLC and Cardinal Health 411, Inc. and the Registrant, dated October 1, 2015. (1)(2)
10.8	Fourth Amendment to the Prime Vendor Agreement by and between Cardinal Health 220, LLC and Cardinal Health 411, Inc. and the Registrant, dated January 1, 2016. (1)(2)
10.9	Fifth Amendment to the Prime Vendor Agreement by and between Cardinal Health 220, LLC and Cardinal Health 411, Inc. and the Registrant, dated November 1, 2016. (1)(2)
10.10	Sixth Amendment to the Prime Vendor Agreement by and between Cardinal Health 220, LLC and Cardinal Health 411, Inc. and the Registrant, dated December 1, 2016.(2)
10.11	Commercial Guaranty dated May 4, 2011 by and between the Registrant and Sunwest Bank.(1)
10.12	Forbearance Agreement dated December 30, 2016, by and among Kevin H. Hayes, Sr., Alice H. Hayes, the Registrant, and Sunwest Bank.(1)
21	Subsidiaries of The Registrant (1)
23.1	Consent of Whitley Penn LLP (1)

(1) Filed herewith.

(2) Portions of this exhibit have been omitted and filed separately with the Securities and Exchange Commission pursuant to a request for confidential treatment.

28

F-1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

Ascendant Solutions, Inc.

We have audited the accompanying consolidated balance sheets of Ascendant Solutions, Inc. (the “Company”), as of December 31, 2016 and 2015, and the related consolidated statements of operations, stockholders’ equity, and cash flows for the years then ended. The Company’s management is responsible for these consolidated financial statements. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company, as of December 31, 2016 and 2015, and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ Whitley Penn LLP

Dallas, Texas

March 15, 2017

F-2

Ascendant Solutions, Inc.

Consolidated Balance Sheets

December 31, 2016 and 2015

(000’s omitted, except par value and share amounts)

	2016	2015

ASSETS

Current Assets
Cash	$58	$69
Restricted cash	303	302
Trade accounts receivable, net	1,901	1,967
Other receivables	113	160
Receivable from affiliates	12	42
Inventories, net	3,340	3,547
Prepaid expenses	286	329
Total current assets	6,013	6,416
Property and equipment, net	1,386	1,406
Intangible assets, net	3,681	4,377
Investments carried at cost	1,295	5,107
Deferred tax asset	3,000	3,000
Total assets	$15,375	$20,306

LIABILITIES

Current Liabilities
Accounts payable	$2,643	$1,959
Accrued liabilities	293	300
Notes payable, current portion	1,129	1,088
Total current liabilities	4,065	3,347
Notes payable, long-term portion	7,607	8,418
Total liabilities	11,672	11,765

STOCKHOLDERS' EQUITY

Stockholders' equity:
Preferred stock, $0.0001 par value; 7,500,000 shares authorized: none issued and outstanding	–	–
Common stock, $0.0001 par value; 50,000,000 shares authorized; 23,447,679 shares issued and 22,417,679 shares outstanding at December 31, 2016;23,126,756 shares issued and 22,096,756 shares outstanding at December 31, 2015	2	2
Additional paid-in capital	60,144	60,079
Accumulated deficit	(56,046)	(51,143)
Treasury stock, at cost, 1,030,000 shares	(397)	(397)
Total stockholders' equity	3,703	8,541
Total liabilities and stockholders' equity	$15,375	$20,306

See Notes to Consolidated Financial Statements

F-3

Ascendant Solutions, Inc.

Consolidated Statements of Operations

Years Ended December 31, 2016 and 2015

(000’s omitted, except share and per share amounts)

	2016	2015

Revenue	$42,786	$40,952
Cost of sales	31,736	29,654
Gross profit	11,050	11,298

Operating expenses
Selling, general and administrative expenses	10,428	10,608
Non-cash stock compensation	21	20
Depreciation and amortization	1,052	771
Total operating expenses	11,501	11,399
Operating loss	(451)	(101)

Dividend income	84	88
Other income	1	5
Interest expense	(443)	(336)
Investments impairment	(4,008)	–
Loss before provision for income tax	(4,817)	(344)
Income tax provision	(42)	(52)
Net loss	$(4,859)	$(396)

Basic and diluted net loss per share attributable to common stockholders	$(0.22)	$(0.02)
Weighted-average number of shares-Basic and diluted	22,161,920	21,855,168

See Notes to Consolidated Financial Statements

F-4

Ascendant Solutions, Inc.

Consolidated Statements of Stockholders’ Equity

Years Ended December 31, 2016 and 2015

(000’s omitted, except share amounts)

	Class A				Treasury
	Shares	Amount	APIC	Accumulated Deficit	Shares	Amount	Total
Balance at December 31, 2014	22,847,596	$2	$60,015	$(50,703)	(1,030,000)	$(397)	$8,917
Amortization of restricted stock units	–	–	6	–	–	–	6
Issue vested restricted stock units	60,600	–	14	–	–	–	14
Issue stock dividend	218,560	–	44	(44)	–	–	–
Net loss	–	–	–	(396)	–	–	(396)
Balance at December 31, 2015	23,126,756	$2	$60,079	$(51,143)	(1,030,000)	$(397)	$8,541
Issue vested restricted stock units	98,975	–	21	–	–	–	21
Issue stock dividend	221,948	–	44	(44)	–	–	–
Net loss	–	–	–	(4,859)	–	–	(4,859)
Balance at December 31, 2016	23,447,679	$2	$60,144	$(56,046)	(1,030,000)	$(397)	$3,703

See Notes to Consolidated Financial Statements

F-5

Ascendant Solutions, Inc.

Consolidated Statements of Cash Flows

Years Ended December 31, 2016 and 2015

(000’s omitted)

	2016	2015
Operating Activities
Net loss	$(4,859)	$(396)
Items not requiring (providing) cash
Provision for doubtful accounts	91	29
Depreciation and amortization	1,052	771
Stock-based compensation	21	20
Investments impairment	4,008	–
Changes in operating assets and liabilities:
Accounts receivable	(2)	(695)
Inventories	207	(66)
Prepaid expenses and other assets	179	59
Accounts payable	684	441
Accrued liabilities	(7)	(58)

Net cash provided by operating activities	1,374	105

Investing Activities
Purchases of property and equipment	(447)	(526)
Cash paid in acquisitions	–	(1,227)

Net cash used in investing activities	(447)	(1,753)

Financing Activities
Payments on notes payable	(25,123)	(29,909)
Proceeds from notes payable	24,186	31,618

Net cash (used in) provided by financing activities	(937)	1,709

Net (decrease) increase in cash	(10)	61

Cash, beginning of year	371	310
Cash, end of year	$361	$371

Supplemental Cash Flow Information
Cash paid for income taxes	$43	$44
Cash paid for interest	$441	$329
Notes payable incurred for insurance obligations	$167	$173

Reconciliation of Cash to the Consolidated Balance Sheets
Cash	$58	$69
Restricted cash	303	302
Total cash	$361	$371

See Notes to Consolidated Financial Statements

F-6

Ascendant Solutions, Inc.

Notes to Consolidated Financial Statements

December 31, 2016 and 2015

1.       Organization and Significant Accounting Policies

Description of Business

Ascendant Solutions, Inc. (“Ascendant” or the “Company”) is a value oriented investment firm focused on successfully acquiring, managing and growing community based pharmacies in the Southwest Region. Ascendant was incorporated in Delaware on August 8, 2000.

A summary of the Company’s investments at December 31, 2016, is shown in the table below:

Date	Entity	Transaction Description	% Ownership

March 2004	Dougherty’s Holdings, Inc. and subsidiaries (“DHI”)	Acquisition of retail pharmacy	100%

September 2010	ASDS of Orange County, Inc. (“ASDS”), CRESA Partners of Orange County, L.P. (“CPOC”)	Investment in tenant representation and other real estate advisory services company	100% and 8%

On January 5, 2015, June 29, 2015 and August 31, 2015, DHI acquired McCrory’s Pharmacy located in El Paso, Texas, Medicine Shoppe Pharmacy, located in McAlester, Oklahoma and Springtown Drug Pharmacy located in Springtown, Texas, respectively, for a total purchase price of $5,640,000 of which $4,413,000 was financed with notes payable with the remainder paid in cash funded from the revolving line of credit (see Note 9). The excess of the purchase price over the fair value of the net tangible assets of $1,330,000 for property, equipment and inventory of $4,310,000 has been allocated to intangible assets as patient prescriptions (see Note 6).

Certain transactions related to business activities are more fully described in Notes 7 and 14 of these consolidated financial statements. The Company’s consolidated financial statements include the operating results of each business from the date of acquisition.

Significant Accounting Policies

Basis of Presentation

The consolidated financial statements include the accounts of Ascendant and all subsidiaries for which the Company has a controlling financial interest. Ascendant uses the equity method of accounting to recognize investments in and income from entities where Ascendant has significant influence, but not a controlling interest. Other investments where Ascendant does not have significant influence are accounted for using the cost method of accounting. All intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

F-7

Ascendant Solutions, Inc.

Notes to Consolidated Financial Statements

December 31, 2016 and 2015

1.       Organization and Significant Accounting Policies (Continued)

Concentration of Credit Risk

The Company’s credit risk relates primarily to its trade accounts receivables and its receivables from affiliates, along with cash deposits maintained at financial institutions in excess of federally insured limits on interest bearing accounts. Management performs continuing evaluations of debtors’ financial condition and maintains an allowance for uncollectible accounts as determined necessary.

Accounts Receivable

Receivables recorded in the financial statements represent valid claims against debtors for services rendered or other charges arising on or before the balance sheet date. Management makes estimates of the collectibility of accounts receivable. Specifically, management analyzes accounts receivable and historical bad debts, customer credit-worthiness, current economic trends, and changes in customer payment terms and collections trends when evaluating the adequacy of the allowance for doubtful accounts. Any change in the assumptions used in analyzing accounts receivable may result in additional allowances for doubtful accounts being recognized in the periods in which the change in assumptions occurs.

At December 31, 2016 and 2015, 100% of the trade accounts receivable is from retail pharmacy operations.

Inventories

Inventories consist of health care product finished goods held for resale, valued at the lower of cost using the first-in, first-out method or market. The Company maintains an estimated reserve against inventory for excess, slow-moving, and obsolete inventory as well as inventory for which carrying value is in excess of its net realizable value.

Property and Equipment

Property and equipment is carried at cost. Depreciation and amortization are provided over the estimated useful lives of the assets (generally three to seven years) using the straight-line method. Leasehold improvements are amortized on a straight-line basis over the lesser of either the lease term or the estimated useful life of the asset.

Long-Lived Assets

The Company evaluates the recoverability of the carrying value of its long-lived assets whenever events or circumstances indicate the carrying amount may not be recoverable. If a long-lived asset is tested for recoverability and the undiscounted estimated future cash flows expected to result from the use and eventual disposition of the asset is less than the carrying amount of the asset, the asset cost is adjusted to fair value and an impairment loss is recognized as the amount by which the carrying amount of a long-lived asset exceeds its fair value.

Intangible Assets

Intangible assets with finite lives are being amortized on the straight-line basis over seven years. Such assets are periodically evaluated as to the recoverability of their carrying values.

Treasury Stock

Common stock shares repurchased are recorded at cost. Cost of shares retired or reissued is determined using the first-in, first-out method.

F-8

Ascendant Solutions, Inc.

Notes to Consolidated Financial Statements

December 31, 2016 and 2015

1.       Organization and Significant Accounting Policies (Continued)

Cost Method Investments

Cost method investments represent investments in limited partnerships accounted for using the cost method of accounting. None of these investments are investments in publicly traded companies. The cost method is used because the Company does not have a controlling interest and does not have significant influence over the operations of the respective companies. Accordingly, the Company does not record its proportionate share of the income or losses generated by the limited partnerships in the consolidated statement of operations. The Company recognizes as income dividends that are distributed from net accumulated earnings of the investees since the date of acquisition. The investments are recorded at carrying value and based on information obtained from the entities in which the Company owns these interests, management does not believe these to be impaired. Transactions related to the cost method investments are more fully described in Notes 7 and 15.

Revenue Recognition

Revenues generated by the retail pharmacy operations are reported at the estimated net realizable amounts expected to be received from individuals, third-party payors, institutional health care providers and others. The Company recognizes revenue from the sale of pharmaceutical products and retail merchandise as transactions occur and product is delivered to the customer. Revenue from product sales is recognized at the point of sale and service revenue is recognized at the time services are provided.

Revenues generated from investments in real estate transactions are recognized upon the Company’s receipt of their proportionate share of funds in accordance with the contract.

Sales and similar taxes collected from clients are excluded from revenues. The obligation is included in accounts payable until the taxes are remitted to the appropriate taxing authorities.

Substantially all revenues earned during the years ended December 31, 2016 and 2015, were earned from the retail pharmacy business.

Income Taxes

The Company accounts for income taxes in accordance with income tax accounting guidance (ASC 740, Income Taxes). The income tax accounting guidance results in two components of income tax expense: current and deferred. Current income tax expense reflects taxes to be paid or refunded for the current period by applying the provisions of the enacted tax law to the taxable income or excess of deductions over revenues. The Company determines deferred income taxes using the liability (or balance sheet) method. Under this method, the net deferred tax asset or liability is based on the tax effects of the differences between the book and tax bases of assets and liabilities, and enacted changes in tax rates and laws are recognized in the period in which they occur. Deferred income tax expense results from changes in deferred tax assets and liabilities between periods. Deferred tax assets are reduced by a valuation allowance if, based on the weight of evidence available, it is more-likely-than-not that some portion or all of a deferred tax asset will not be realized.

Tax positions are recognized if it is more-likely-than-not, based on the technical merits, that the tax position will be realized or sustained upon examination. The term more-likely-than-not means a likelihood of more than 50%; the terms examined and upon examination also include resolution of the related appeals or litigation processes, if any. A tax position that meets the more-likely-than-not recognition threshold is initially and subsequently measured as the largest amount of tax benefit that has a greater than 50% likelihood of being realized upon settlement with a taxing authority that has full knowledge of all relevant information. The determination of whether or not a tax position has met the more-likely-than-not recognition threshold considers the facts, circumstances and information available at the reporting date and is subject to management’s judgment.

F-9

Ascendant Solutions, Inc.

Notes to Consolidated Financial Statements

December 31, 2016 and 2015

1.       Organization and Significant Accounting Policies (Continued)

Income Taxes (Continued)

Interest and penalties on income tax related items are included within the income tax provision and are recorded in income tax expense. The Company did not incur any interest and penalties during the years ended December 31, 2016 and 2015.

With a few exceptions, the Company is no longer subject to U.S. federal, state and local or non-U.S. income tax examinations by tax authorities for years before 2012.

Advertising Expense

Advertising expense is comprised of media, agency, coupon, trade shows and other promotional expenses. Advertising expenses are charged to operations during the period incurred, except for expenses related to the development of a major commercial or media campaign that are charged to operations during the period in which the advertisement or campaign is first presented by the media. Advertising expenses totaled $109,000 in 2016 and $152,000 in 2015.

Stock-Based Compensation

The Company recognizes compensation expense for equity awards over the requisite service period (usually the vesting period) based on their grant date fair value. See Note 11 for additional information on stock-based compensation.

Earnings per Share

Basic earnings per share is computed by dividing net loss by the weighted-average number of common shares outstanding during the period. Diluted earnings per share is computed by dividing net loss and unrecognized stock based-based compensation by the weighted-average number of common shares outstanding during the period and the unvested restricted stock units. The unrecognized stock based compensation for 2016 and 2015 is $32,000 and $55,000, respectively; the unvested restricted stock units is 203,400 and 301,500, respectively. Due to the net losses for both years, restricted stock units for 2016 and 2015 were anti-dilutive.

New Accounting Pronouncements

ASU No. 2016-02, Leases (Topic 842)

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842) ("ASU 2016-02"). ASU 2016-02 requires the lessee to recognize assets and liabilities for leases with lease terms of more than twelve months. For leases with a term of twelve months or less, the Company is permitted to make an accounting policy election by class of underlying asset not to recognize lease assets and lease liabilities. Further, the lease requires a finance lease to recognize both an interest expense and an amortization of the associated expense. Operating leases generally recognize the associated expense on a straight line basis. ASU 2016-02 requires the Company to adopt the standard using a modified retrospective approach and becomes effective on January 1, 2019. The Company is currently evaluating the impact that ASU 2016-02 will have on its financial position, results of operations and cash flows.

F-10

Ascendant Solutions, Inc.

Notes to Consolidated Financial Statements

December 31, 2016 and 2015

1.       Organization and Significant Accounting Policies (Continued)

New Accounting Pronouncements (Continued)

Accounting Standards Update ("ASU") No. 2014-09 "Revenue from Contracts with Customers (Topic 606)”

In August 2015, the FASB issued ASU 2015-14, Revenue from Contracts with Customers (Topic 606), an update to ASU 2014-09. This ASU amends ASU 2014-09 to defer the effective date by one year for annual reporting periods beginning after December 15, 2017. Subsequently, the FASB has also issued accounting standards updates which clarify the guidance. This ASU removes inconsistencies, complexities and allows transparency and comparability of revenue transactions across entities, industries, jurisdictions and capital markets by providing a single comprehensive principles-based model with additional disclosures regarding uncertainties. The principles-based revenue recognition model has a five-step analysis of transactions to determine when and how revenue is recognized. The core principle is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. Early adoption is permitted for annual reporting periods beginning after December 15, 2016. In transition, the ASU may be applied retrospectively to each prior period presented or retrospectively with the cumulative effect recognized as of the date of adoption. The Company is evaluating the effect of adopting this new accounting guidance including the transition method.

2.       Trade Accounts Receivable

Trade accounts receivable consist of the following at December 31:

	2016	2015
Trade accounts receivable-retail pharmacy	$1,930,000	$2,000,000
Less: Allowance for doubtful accounts	(29,000)	(33,000)
	$1,901,000	$1,967,000

3.       Inventories

Inventories consist of the following at December 31:

	2016	2015
Inventories - retail pharmacy	$3,372,000	$3,581,000
Less: Inventory reserves	(32,000)	(34,000)
	$3,340,000	$3,547,000

4.       Prepaid Expenses

Prepaid expenses consist of the following at December 31:

	2016	2015
Prepaid insurance	$195,000	$204,000
Other prepaid expenses	91,000	125,000
	$286,000	$329,000

F-11

Ascendant Solutions, Inc.

Notes to Consolidated Financial Statements

December 31, 2016 and 2015

5.       Property and Equipment, Net

Property and equipment, net consist of the following at December 31:

	Estimated
	Useful Lives	2016	2015
Computer equipment and software	3 to 5 years	$1,483,000	$1,389,000
Furniture, fixtures and equipment	5 to 7 years	1,106,000	1,049,000
Leasehold improvements	Life of lease
	(generally 15 years)	1,373,000	1,237,000
		3,962,000	3,675,000
Less accumulated depreciation		(2,576,000)	(2,269,000)
		$1,386,000	$1,406,000

Depreciation expense was $356,000 and $309,000 for the years ended December 31, 2016 and 2015, respectively.

6.       Intangible Assets, Net

Intangible assets, net consist of the following at December 31:

	Estimated
	Useful Lives	2016	2015
Patient prescriptions	7 years	$4,870,000	$4,870,000
Less accumulated amortization		(1,189,000)	(493,000)
		$3,681,000	$4,377,000

Amortization expense was $696,000 and $462,000 for the years ended December 31, 2016 and 2015, respectively.

Amortization expense for the years ended December 31, are as follows:

2017	$696,000
2018	696,000
2019	696,000
2020	696,000
2021	664,000
Thereafter	233,000
$3,681,000

F-12

Ascendant Solutions, Inc.

Notes to Consolidated Financial Statements

December 31, 2016 and 2015

7.       CRESA Partners of Orange County, L.P.

Effective May 1, 2004, the Company acquired through ASDS all of the issued and outstanding stock of CPOC, pursuant to a Stock Purchase Agreement dated March 23, 2004, between the sole stockholder and Chairman of CPOC (the “Seller”), and ASDS for $6.9 million, plus closing costs. CPOC is located in Newport Beach, California, and provides performance based corporate real estate advisory services to corporate clients around the United States, such as tenant representation services to commercial and industrial users of real estate.

The acquisition of CPOC assets in 2004 were accounted for using the purchase method of accounting, and the purchase price was allocated to identifiable assets, including intangible assets, and liabilities at their fair market value at the date of acquisition.

Pursuant to the partnership agreement, upon the payoff of the original acquisition debt by CPOC, which was paid in full on August 31, 2010, the Company’s residual interest in CPOC became 10% and the principles of consolidation for financial reporting purposes were no longer satisfied. As of August 31, 2010, the Company deconsolidated the results of operations of CPOC and recognized the Company’s remaining investment in CPOC at estimated fair value. The continuing investment is accounted for on the cost method of accounting as the Company does not have significant influence over CPOC. Distributions of $84,000 and $88,000 were recognized as dividend income during the years ended December 31, 2016 and 2015, respectively.

The carrying value of the investment in CPOC as of December 31, 2015 was $5,107,000. During February, 2017, the partnership agreement was dissolved in its entirety in conjunction with the sale to Savills Studley, Inc. As a result, the Company recorded a $3,812,000 loss on impairment to write down the investment to the estimated value to be received from the sale of $1,295,000 (see Note 15).

8.       Accrued Liabilities

Accrued liabilities consist of the following at December 31:

	2016	2015
Accrued payroll and related costs	$186,000	$143,000
Accrued expenses - other	14,000	12,000
Accrued rent	32,000	59,000
Accrued property, federal, state and sales taxes	61,000	86,000
	$293,000	$300,000

F-13

Ascendant Solutions, Inc.

Notes to Consolidated Financial Statements

December 31, 2016 and 2015

9.       Notes Payable

Notes payable consist of the following at December 31:

	2016	2015
First National Bank Southwest Credit Facility and Promissory Note secured by certain retail pharmacy assets
Revolving line of credit in the principal amount of $4,750,000, interest at LIBOR plus 3.25% (3.79% at December 31, 2016)	$4,179,000	$4,126,000

Term note in the principal amount of $150,000 with interest payable at LIBOR plus 3.25% (3.79% at December 31, 2016) per annum payable in monthly installments of $10,000 plus all accrued and unpaid interest due. Paid in full February 8, 2017.	100,000	–

Cardinal Health Term Notes, secured by certain retail pharmacy assets
Term note in the principal amount of $1,500,000 with interest payable at prime plus 2.75 (6.5% at December 31, 2016) per annum payable in monthly installments of $17,861 plus interest, a final payment of $446,533 plus all accrued and unpaid interest due in full on February 20, 2017.	447,000	661,000

Term note in the principal amount of $1,827,850 with interest payable at prime plus 2.6% (6.35% at December 31, 2016) per annum payable in monthly installments of $15,232 plus interest, a final payment of $929,157 plus all accrued and unpaid interest due in full on July 10, 2020.	1,553,000	1,736,000

Term note in the principal amount of $1,241,350 with interest payable at prime plus 2.6% (6.35% at December 31, 2016) per annum payable in monthly installments of $10,344 plus interest, a final payment of $638,850 plus all accrued and unpaid interest due in full on January 10, 2020.	993,000	1,117,000

Term note in the principal amount of $744,100 with interest payable at prime plus 2.38% (6.13% at December 31, 2016) per annum payable in monthly installments of $6,200 plus interest, a final payment of $378,251 plus all accrued and unpaid interest due in full on August 10, 2020.	645,000	719,000

Term note in the principal amount of $305,350 with interest payable at prime plus 2.4% (6.15% at December 31, 2016) per annum payable in monthly installments of $2,545 plus interest, a final payment of $155,220 plus all accrued and unpaid interest due in full on August 10, 2019.	231,000	262,000

Term note in the principal amount of $168,350 with interest payable at prime plus 2.6% (6.35% at December 31, 2016) per annum payable in monthly installments of $2,004 plus interest, a final payment of $50,356 plus all accrued and unpaid interest due in full on September 10, 2019.	112,000	136,000

Acquisition Notes Payable , unsecured
Notes payable to sellers of acquired pharmacies with varying monthly payments with interest at 5.5% due through September 2018.	309,000	514,000

Insurance notes payable, secured by the respective insurance policies
Notes payable for the Company’s insurance policy premiums with varying monthly payments due through September 2017. Interest rates vary up to 3.68%	167,000	173,000

Equipment notes payable, secured by the respective equipment
Notes payable for equipment purchased with varying monthly payments due through August 2016. Interest rates vary up to 9.88%	–	62,000
	8,736,000	9,506,000
Less current portion	(1,129,000)	(1,088,000)
	$7,607,000	$8,418,000

F-14

Ascendant Solutions, Inc.

Notes to Consolidated Financial Statements

December 31, 2016 and 2015

9.       Notes Payable (Continued)

Future maturities of notes payable at December 31, 2016 are as follows:

2017	$1,129,000
2018	4,943,000
2019	1,237,000
2020	1,427,000
$8,736,000

The revolving line of credit is secured by the accounts receivable, inventory, and the fixed assets of the Borrowers as well as the stock of Dougherty’s Pharmacy, Inc. and includes nonfinancial and financial covenants including debt service coverage and funded debt to operating EBITDA ratios. As of December 31, 2016 the Borrowers were in compliance with these financial covenants via waiver letter by the lender. This revolving line of credit is scheduled to mature in July 2017; however, the Company believes this revolving line of credit will be extended with the same lender for another term of one year or greater. Accordingly, the revolving line of credit has been excluded from current liabilities in the accompanying 2016 consolidated balance sheet.

The Company is in the process of refinancing the Cardinal Health Term Note due February 20, 2017 to a term of 36 months at 7.95% fixed rate interest.

In conjunction with pharmacy acquisitions discussed in Note 1, DHI secured term notes payable to Cardinal Health, its primary vendor (see Note 13), and promissory notes to the sellers as described above.

10.       Income Taxes

The provision for income taxes is reconciled with the federal statutory rate for the years ended December 31 is as follows:

	2016	2015

Provision computed at federal statutory rate	$(1,638,000)	$(117,000)
State income taxes, net of federal tax effect	30,000	40,000
Other permanent differences	6,000	5,000
Change in valuation allowance	1,645,000	685,000
Change in current year estimate and other	(1,000)	(561,000)
Income tax provision	$42,000	$52,000

F-15

Ascendant Solutions, Inc.

Notes to Consolidated Financial Statements

December 31, 2016 and 2015

10.       Income Taxes (Continued)

Significant components of the net deferred tax assets at December 31 are as follows:

	2016	2015
Current deferred income tax assets:
Allowance for doubtful accounts	$10,000	$11,000
Inventory reserves	11,000	12,000
Income from Pass-through	32,000	63,000
UNICAP - Sec 263A	30,000	41,000
Accrued liabilities	25,000	20,000
Net current deferred income tax assets	108,000	147,000
Valuation allowance	(108,000)	(147,000)
	$–	$–

	2016	2015
Non-current deferred income tax assets:
Net operating loss carryforward	$16,348,000	$14,777,000
Alternative minimum tax credit	223,000	220,000
Other	252,000	142,000
Non-current deferred income tax assets	16,823,000	15,139,000

Valuation allowance	(13,823,000)	(12,139,000)
	$3,000,000	$3,000,000

As of December 31, 2016, the Company had approximately $223,000 of alternative minimum tax credits available to offset future federal income taxes. The credits have no expiration date. The Company also has unused operating loss carryforwards of $48,042,000, which expire between 2020 and 2035.

The realization of the deferred tax assets, including net operating loss carryforwards, is subject to the Company’s ability to generate sufficient taxable income during the periods in which the temporary differences become realizable. In evaluating whether a valuation allowance is required, management considered all available positive and negative evidence, including prior operating results, the nature and reason of any losses, the forecast of future taxable income and the dates on which any deferred tax assets are expected to expire. These assumptions require a significant amount of judgment, including estimates of future taxable income. The estimates are based on management’s best judgment at the time made based on current and projected circumstances and conditions. The estimate of the realizability of the net deferred tax asset is a significant estimate that is subject to change in the near term. Management’s estimate of the use of net operating losses includes the estimated gain or loss resulting from the ultimate sale of the pharmacy businesses.

Management believes that the issuance of shares of common stock pursuant to the initial public offering on November 15, 1999, caused an “ownership change” for purposes of Section 382 of the Code on such date. Consequently, the Company believes that utilization of the portion of the Company’s federal net operating loss carryforwards attributable to the period prior to November 16, 1999, is limited by Section 382 of the Code. If an “ownership change” is determined to have occurred at a date after November 15, 1999, additional federal net operating loss carryforwards would be limited by Section 382 of the Code.

In addition, an “ownership change” may occur in the future as a result of future changes in the ownership of the Company’s stock, including the issuance by the Company of stock in connection with the acquisition of a business by the Company. A future “ownership change” would result in Code Section 382 limiting the Company’s deduction of federal operating loss carryforwards attributable to periods before the future ownership change.

F-16

Ascendant Solutions, Inc.

Notes to Consolidated Financial Statements

December 31, 2016 and 2015

11.       Stock and Share-Based Compensation

Preferred Stock

The Company has authorized preferred stock as follows:

Number of
Shares

Series A convertible preferred stock, $.0001 par value	1,111,111
Series B redeemable preferred stock, $.0001 par value	1,111,111
Series C non-voting preferred stock, $.0001 par value	3,200,000
“Blank Check” preferred stock, $.0001 par value	2,077,778
Total	7,500,000

No preferred stock was outstanding at December 31, 2016 or 2015.

Stock Dividend

On December 12, 2016 and December 14, 2015, the Company issued a $.0001 per share dividend to stockholders of record on December 5, 2016 and December 7, 2015, respectively. Based on the number of common shares outstanding on the record date, the Company issued 221,948 and 216,560 new shares at a fair market value of $44,000 and $43,000, respectively, which was charged to accumulated deficit.

Restricted Share Unit Incentive Plan

On November 13, 2013, the Board of Directors approved and adopted the Restricted Share Unit (“RSU”) Incentive Plan. Under the plan the Company can award RSUs to employees and non-employee directors and consultants pursuant to restricted stock agreements contingent upon continuous service. Under the restricted stock agreements, the restricted shares will vest annually over a four-year period and will be payable in stock, valued at the fair market value on the grant date.

As of December 31, 2016, the following shares had been issued under the 2013 RSU Plan:

Year of Issuance:	Number of Shares	Fair Value at Date of Grant	Shares Vested	Non- Vested
2013	120,000	$26,400	90,000	30,000
2014	122,100	$30,946	61,200	60,900
2015	150,000	$39,000	37,500	112,500
	392,100	$96,346	188,700	203,400

During 2016 and 2015, non-cash compensation expense of $21,000 and $20,000, respectively, was recognized for vested shares awarded in stock.

12.       Employee Benefit Plan

The Company has an employee benefit plan which is subject to ERISA guidelines and contains a safe harbor match in which the Company matches 100% on the first 4% of eligible compensation that participant’s contribute and vest 100% upon contribution. For the years ended December 31, 2016 and 2015, the Company made matching contributions totaling $140,000 and $129,000, respectively.

F-17

Ascendant Solutions, Inc.

Notes to Consolidated Financial Statements

December 31, 2016 and 2015

13.       Commitments and Contingencies

Prime Vendor Agreement

On April 10, 2012, DHI entered into agreements with Cardinal Health 110, Inc. and Cardinal Health 411, Inc. (“Cardinal Health”) for a three-year period pursuant to which DHI and its subsidiaries agreed to purchase substantially all of their prescription pharmaceutical drugs, generic and over-the-counter pharmaceutical products. The Prime Vendor Agreement provides for minimum annual and aggregate net purchase volumes, certain percentage participation in vendor programs, bi-monthly payment terms, pricing discounts and volume rebates. Subsequent amendments provide for improved pricing and rebates due to increased volume; the amendment dated November 1 2016, extended the agreement through April 30, 2019. For the years ended December 31, 2016 and 2015, DHI purchased approximately $28,457,000 and $26,484,000 of its pharmaceutical products from Cardinal Health. All minimum commitments were made pursuant to these agreements during 2016 and 2015.

Operating Leases

The Company leases their pharmacy, corporate offices and certain pharmacy equipment under non-cancelable operating lease agreements. Certain leases contain renewal options and provide that the Company pay taxes, insurance, maintenance and other operating expenses. Total rent expense for operating leases was approximately $996,000 and $984,000 for the years ended December 31, 2016 and 2015, respectively.

Minimum lease payments under all non-cancelable operating lease agreements for the years ended December 31, are as follows:

2017	$621,000
2018	542,000
2019	219,000
2020	186,000
2021	139,000
Thereafter	535,000
$2,242,000

Legal Proceedings

The Company is occasionally involved in other claims and proceedings, which are incidental to its business. It is the opinion of management that the disposition or ultimate resolution of such claims and lawsuits will not have a material adverse effect on the consolidated financial position, results of operations and cash flows of the Company.

Guarantee

The Company is a co-guarantor on a related party’s promissory note with a bank in the amount of $2,024,800. The borrower has secured the loan with collateral. On February 13, 2013, the lender renegotiated the terms of the promissory note with the borrower which included a requirement for the Company to provide assignments of deposits totaling $200,000 during 2013, $50,000 during 2014 and $50,000 during 2015 as additional collateral. These deposits are recorded in restricted cash on the accompanying consolidated balance sheets. The Company’s guarantee is in effect through the December 2018 maturity date of the note, which was delinquent and renegotiated in conjunction with the liquidation of the related party’s partnership interest in CPOC (see Note 15). Upon repayment by the borrower, the deposits will be returned to the Company. Should the Company be obligated to perform under the guarantee agreement, the Company may seek recourse from the related party in the form of the loan collateral. No liability has been recorded as of December 31, 2016 or 2015, related to this guarantee.

F-18

Ascendant Solutions, Inc.

Notes to Consolidated Financial Statements

December 31, 2016 and 2015

14.       Related Party Transactions

Through May 31, 2015, the Company’s Chairman and one of the Company’s directors were limited partners in the entity that owned and controlled the building in which the Ascendant and DHI corporate offices are located. Ascendant and DHI shared office space with the Company’s Chairman in the building. Ascendant remitted monthly rent of approximately $5,200 and certain shared office costs of approximately $1,300 monthly to the entity controlled by the Company’s Chairman. The Company subleased certain shared office space for approximately $2,200 per month and pays certain operating expenses of the other entities sharing its office space and that are controlled by the Company’s Chairman and records receivables due from these entities. Effective June 1, 2015, in conjunction with the sale of the building, the Chairman relocated within the building under a revised lease that includes the previous space for which Ascendant and DHI now remits monthly rent of $7,000 and effective January 1 2016, shared office costs of $1,000. At December 31, 2016 and 2015, the Company had receivables due from these affiliates totaling approximately $12,000 and $42,000, respectively. The receivables due from affiliates are classified in current assets based on the agreements with the affiliates for repayment.

During the years ended December 31, 2016 and 2015, the Company paid fees to its directors of $56,000 for their roles as members of the Board of Directors and its related committees. Fees paid to the Company’s Chairman totaled $120,000 for management and other services provided.

See also the guarantee agreement with a partner of CPOC described in Note 13.

15.       Subsequent Events

On February 7, 2017, CRESA Partners of Orange County, L.P., an affiliate of Cresa Partners-West, Inc. was acquired by Savills Studley, Inc. liquidating the partnership interest in its entirety held by ASDS of Orange County, Inc. As of December 31, 2016, the estimated value of this investment was recorded at $1,295,000, which represents the estimated future cash payments for this transaction. The Company received $367,500 at closing and recorded the remainder as a long term receivable due in three increments over 49 months, contingent on certain milestones expected to be achieved.

The Company has evaluated subsequent events through March 15, 2017, the date which the consolidated financial statements were available to be issued.

F-19

ASCENDANT SOLUTIONS, INC.

Consolidated Financial Statements

March 31, 2017 and 2016

F-20

F-21

Ascendant Solutions, Inc.

Consolidated Balance Sheets

(000’s omitted, except par value and share amounts)

	March 31,	December 31,
	2017	2016
	(Unaudited)
ASSETS

Current Assets
Cash	$523	$58
Restricted cash	303	303
Trade accounts receivable, net	1,632	1,901
Other receivables	225	113
Receivable from affiliates	12	12
Inventories, net	3,442	3,340
Prepaid expenses	269	286
Total current assets	6,406	6,013
Long term receivable	608	–
Property and equipment, net	1,335	1,386
Intangible assets, net	3,507	3,681
Investments carried at cost	–	1,295
Deferred tax asset	3,000	3,000
Total assets	$14,856	$15,375

LIABILITIES

Current Liabilities
Accounts payable	$2,881	$2,643
Accrued liabilities	357	293
Notes payable, current portion	877	1,129
Total current liabilities	4,115	4,065
Notes payable, long-term portion	7,194	7,607
Total liabilities	11,309	11,672

STOCKHOLDERS' EQUITY

Stockholders' equity:
Preferred stock, $0.0001 par value; 7,500,000 shares authorized: none issued and outstanding	–	–
Common stock, $0.0001 par value; 50,000,000 shares authorized; 23,447,921 shares issued and 22,417,921 shares outstanding at March 31, 2017;23,447,679 shares issued and 22,417,679 shares outstanding at December 31, 2016	2	2
Additional paid-in capital	60,156	60,144
Accumulated deficit	(56,214)	(56,046)
Treasury stock, at cost, 1,030,000 shares	(397)	(397)
Total stockholders' equity	3,547	3,703
Total liabilities and stockholders' equity	$14,856	$15,375

See Notes to Consolidated Financial Statements

F-22

Ascendant Solutions, Inc.

Consolidated Statements of Operations

(000’s omitted, except share and per share amounts)

(Unaudited)

	Three Months Ended March 31,
	2017	2016

Revenue	$10,055	$10,816
Cost of sales	7,268	7,894
Gross profit	2,787	2,922

Operating expenses
Selling, general and administrative expenses	2,572	2,755
Non-cash stock compensation	4	6
Depreciation and amortization	266	261
Total operating expenses	2,842	3,022
Operating loss	(55)	(100)

Other income	–	1
Interest expense	(102)	(107)
Loss before provision for income tax	(157)	(206)
Income tax provision	(11)	(10)
Net loss	$(168)	$(216)

Basic and diluted net loss per share attributable to common stockholders	$(0.01)	$(0.01)
Weighted-average number of shares-Basic and diluted	22,417,760	22,096,756

See Notes to Consolidated Financial Statements

F-23

Ascendant Solutions, Inc.

Consolidated Statements of Cash Flows

(000’s omitted)

(Unaudited)

	Three Months Ended March 31,
	2017	2016
Operating Activities
Net loss	$(168)	$(216)
Items not requiring (providing) cash
Depreciation and amortization	266	261
Stock-based compensation	12	6
Changes in operating assets and liabilities:
Accounts receivable	269	(90)
Inventories	(102)	(97)
Prepaid expenses and other assets	(25)	65
Accounts payable	238	443
Accrued liabilities	64	117
Net cash provided by operating activities	554	489

Investing Activities
Purchases of property and equipment	(41)	(102)
Cash proceeds from disposition of CPOC	617	–
Net provided by (used in) investing activities	576	(102)

Financing Activities
Payments on notes payable	(5,083)	(8,142)
Proceeds from notes payable	4,418	7,752
Net cash (used in) financing activities	(665)	(390)

Net increase (decrease) increase in cash	465	(3)

Cash, beginning of period	361	371
Cash, end of period	$826	$368

Supplemental Cash Flow Information
Cash paid for income taxes	$1	$2
Cash paid for interest	$100	$106

Reconciliation of Cash to the Consolidated Balance Sheets
Cash	$523	$66
Restricted cash	303	302
Total cash	$826	$368

See Notes to Consolidated Financial Statements

F-24

Ascendant Solutions, Inc.

Notes to Consolidated Financial Statements

1.       Organization and Significant Accounting Policies

Description of Business

Ascendant Solutions, Inc. (“Ascendant” or the “Company”) is a value oriented investment firm focused on successfully acquiring, managing and growing community based pharmacies in the Southwest Region. Ascendant was incorporated in Delaware on August 8, 2000.

A summary of the Company’s investments at March 31, 2017, is shown in the table below:

Date	Entity	Transaction Description	% Ownership

March 2004	Dougherty’s Holdings, Inc. and subsidiaries (“DHI”)	Acquisition of retail pharmacy	100%

September 2010	ASDS of Orange County, Inc. (“ASDS”),	Holding company for Investment in CRESA Partners of Orange County, L.P. (“CPOC”)	100%

On February 7, 2017, CRESA Partners of Orange County, L.P., an affiliate of Cresa Partners-West, Inc. was acquired by Savills Studley, Inc. liquidating the partnership interest in its entirety held by ASDS of Orange County, Inc. As of December 31, 2016, the estimated value of this investment was recorded at $1,295,000, which represents the estimated future cash payments for this transaction. The Company has received payments of $617,000 and recorded $70,000 included in short term other receivables with the remainder as a long term receivable due in three increments over 49 months, contingent on certain milestones expected to be achieved.

Certain transactions related to business activities are more fully described in the Company’s consolidated financial statements included in the Company’s Audited Financial Statements for 2016 and 2015.

Significant Accounting Policies

Basis of Presentation

The consolidated financial statements include the accounts of Ascendant and all subsidiaries for which the Company has a controlling financial interest. All intercompany balances and transactions have been eliminated in consolidation. The accompanying unaudited consolidated financial statements of the Company and its wholly owned subsidiaries have been prepared by the Company, in accordance with accounting principles generally accepted in the United States (“GAAP”) for interim financial information and are presented in accordance with the requirements of Form 10-Q and Rule 10-01 of Regulation S-X, and have not been audited. Accordingly, these unaudited consolidated financial statements do not include all of the information and notes required by GAAP for complete financial statements and should be read in conjunction with the audited consolidated financial statements and notes thereto for the fiscal year ended December 31, 2016 included in the Company’s Form 10. In the opinion of management, the interim unaudited consolidated financial statements included herein contain all adjustments, including normal recurring adjustments, considered necessary to present fairly the Company’s financial position, the results of operations and cash flows for the periods presented. Due to seasonality, the results of operations for the three months ended March 31, 2017, are not necessarily indicative of the results to be expected for any future interim period for the year ending December 31, 2017.

Use of Estimates

The preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

F-25

Ascendant Solutions, Inc.

Notes to Consolidated Financial Statements

1.       Organization and Significant Accounting Policies (Continued)

Concentration of Credit Risk

The Company’s credit risk relates primarily to its trade accounts receivables and its receivables from affiliates, along with cash deposits maintained at financial institutions in excess of federally insured limits on interest bearing accounts. Management performs continuing evaluations of debtors’ financial condition and maintains an allowance for uncollectible accounts as determined necessary.

Accounts Receivable

Receivables recorded in the financial statements represent valid claims against debtors for services rendered or other charges arising on or before the balance sheet date. Management makes estimates of the collectibility of accounts receivable. Specifically, management analyzes accounts receivable and historical bad debts, customer credit-worthiness, current economic trends, and changes in customer payment terms and collections trends when evaluating the adequacy of the allowance for doubtful accounts. Any change in the assumptions used in analyzing accounts receivable may result in additional allowances for doubtful accounts being recognized in the periods in which the change in assumptions occurs.

At March 31, 2017 and 2016, 100% of the trade accounts receivable is from retail pharmacy operations.

Inventories

Inventories consist of health care product finished goods held for resale, valued at the lower of cost using the first-in, first-out method or market. The Company maintains an estimated reserve against inventory for excess, slow-moving, and obsolete inventory as well as inventory for which carrying value is in excess of its net realizable value.

Long-Lived Assets

The Company evaluates the recoverability of the carrying value of its long-lived assets whenever events or circumstances indicate the carrying amount may not be recoverable. If a long-lived asset is tested for recoverability and the undiscounted estimated future cash flows expected to result from the use and eventual disposition of the asset is less than the carrying amount of the asset, the asset cost is adjusted to fair value and an impairment loss is recognized as the amount by which the carrying amount of a long-lived asset exceeds its fair value.

Revenue Recognition

Revenues generated by the retail pharmacy operations are reported at the estimated net realizable amounts expected to be received from individuals, third-party payors, institutional health care providers and others. The Company recognizes revenue from the sale of pharmaceutical products and retail merchandise as transactions occur and product is delivered to the customer. Revenue from product sales is recognized at the point of sale and service revenue is recognized at the time services are provided.

Sales and similar taxes collected from clients are excluded from revenues. The obligation is included in accounts payable until the taxes are remitted to the appropriate taxing authorities.

All revenues earned during the three months ended March 31, 2017 and 2016, were earned from the retail pharmacy business.

F-26

Ascendant Solutions, Inc.

Notes to Consolidated Financial Statements

Income Taxes

The Company accounts for income taxes in accordance with income tax accounting guidance (ASC 740, Income Taxes). The income tax accounting guidance results in two components of income tax expense: current and deferred. Current income tax expense reflects taxes to be paid or refunded for the current period by applying the provisions of the enacted tax law to the taxable income or excess of deductions over revenues. The Company determines deferred income taxes using the liability (or balance sheet) method. Under this method, the net deferred tax asset or liability is based on the tax effects of the differences between the book and tax bases of assets and liabilities, and enacted changes in tax rates and laws are recognized in the period in which they occur.

Deferred income tax expense results from changes in deferred tax assets and liabilities between periods. Deferred tax assets are reduced by a valuation allowance if, based on the weight of evidence available, it is more-likely-than-not that some portion or all of a deferred tax asset will not be realized.

Tax positions are recognized if it is more-likely-than-not, based on the technical merits, that the tax position will be realized or sustained upon examination. The term more-likely-than-not means a likelihood of more than 50%; the terms examined and upon examination also include resolution of the related appeals or litigation processes, if any. A tax position that meets the more-likely-than-not recognition threshold is initially and subsequently measured as the largest amount of tax benefit that has a greater than 50% likelihood of being realized upon settlement with a taxing authority that has full knowledge of all relevant information. The determination of whether or not a tax position has met the more-likely-than-not recognition threshold considers the facts, circumstances and information available at the reporting date and is subject to management’s judgment.

Earnings per Share

Basic earnings per share is computed by dividing net loss by the weighted-average number of common shares outstanding during the period. Diluted earnings per share is computed by dividing net loss and unrecognized stock based-based compensation by the weighted-average number of common shares outstanding during the period and the unvested restricted stock units. The unrecognized stock based compensation as of March 31, 2017 and 2016 is $146,000 and $58,000, respectively; the unvested restricted stock units is 766,400 and 301,500 respectively. Due to the net losses for both years, restricted stock units for 2017 and 2016 were anti-dilutive.

Accounting Pronouncements Not Yet Adopted

ASU No. 2016-02, Leases (Topic 842)

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842) ("ASU 2016-02"). ASU 2016-02 requires the lessee to recognize assets and liabilities for leases with lease terms of more than twelve months. For leases with a term of twelve months or less, the Company is permitted to make an accounting policy election by class of underlying asset not to recognize lease assets and lease liabilities. Further, the lease requires a finance lease to recognize both an interest expense and an amortization of the associated expense. Operating leases generally recognize the associated expense on a straight line basis. ASU 2016-02 requires the Company to adopt the standard using a modified retrospective approach and becomes effective on January 1, 2019. The Company is currently evaluating the impact that ASU 2016-02 will have on its financial position, results of operations and cash flows.

F-27

Ascendant Solutions, Inc.

Notes to Consolidated Financial Statements

Accounting Standards Update ("ASU") No. 2014-09 "Revenue from Contracts with Customers (Topic 606)”

In August 2015, the FASB issued ASU 2015-14, Revenue from Contracts with Customers (Topic 606), an update to ASU 2014-09. This ASU amends ASU 2014-09 to defer the effective date by one year for annual reporting periods beginning after December 15, 2017. Subsequently, the FASB has also issued accounting standards updates which clarify the guidance. This ASU removes inconsistencies, complexities and allows transparency and comparability of revenue transactions across entities, industries, jurisdictions and capital markets by providing a single comprehensive principles-based model with additional disclosures regarding uncertainties. The principles-based revenue recognition model has a five-step analysis of transactions to determine when and how revenue is recognized. The core principle is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. Early adoption is permitted for annual reporting periods beginning after December 15, 2016. In transition, the ASU may be applied retrospectively to each prior period presented or retrospectively with the cumulative effect recognized as of the date of adoption. The Company is evaluating the effect of adopting this new accounting guidance including the transition method.

2.       Notes Payable

Remainder of this page left blank intentionally. Note 2 continues on the next page.

F-28

Ascendant Solutions, Inc.

Notes to Consolidated Financial Statements

Notes payable consist of the following:

	March 31, 2017	December 31, 2016
	(Unaudited)
First National Bank Southwest Credit Facility and Promissory Note secured by certain retail pharmacy assets
Revolving line of credit in the principal amount of $4,750,000, interest at LIBOR plus 3.25% (4.04% at March 31, 2017)	$3,850,000	$4,179,000

Term note in the principal amount of $150,000 with interest payable at LIBOR plus 3.25% (4.04% at March 31, 2017) per annum payable in monthly installments of $10,000 plus all accrued and unpaid interest due. Paid in Full February 8, 2017.	–	100,000

Cardinal Health Term Notes, secured by certain retail pharmacy assets
Term note in the principal amount of $1,500,000 with interest payable at prime plus 2.75 (6.75% at March 31, 2017) per annum payable in monthly installments of $17,861 plus interest, a final payment of $446,533 plus all accrued and unpaid interest due in full on February 20, 2017. Refinanced March 31, 2017.	–	447,000

Term note in the principal amount of $432,859 at fixed interest rate of 8.11% per annum payable in 36 monthly installments of $13,641. Final payment plus accrued and unpaid interest due in full on April 10, 2020.	433,000	–

Term note in the principal amount of $1,827,850 with interest payable at prime plus 2.6% (6.6% at March 31, 2017) per annum payable in monthly installments of $15,232 plus interest, a final payment of $929,157 plus all accrued and unpaid interest due in full on July 10, 2020.	1,508,000	1,553,000

Term note in the principal amount of $1,241,350 with interest payable at prime plus 2.6% (6.6% at March 31, 2017) per annum payable in monthly installments of $10,344 plus interest, a final payment of $638,850 plus all accrued and unpaid interest due in full on January 10, 2020.	962,000	993,000

Term note in the principal amount of $744,100 with interest payable at prime plus 2.38% (6.38% at March 31, 2017) per annum payable in monthly installments of $6,200 plus interest, a final payment of $378,251 plus all accrued and unpaid interest due in full on August 10, 2020.	626,000	645,000

Term note in the principal amount of $305,350 with interest payable at prime plus 2.4% (6.4% at March 31, 2017) per annum payable in monthly installments of $2,545 plus interest, a final payment of $155,220 plus all accrued and unpaid interest due in full on August 10, 2019.	224,000	231,000

Term note in the principal amount of $168,350 with interest payable at prime plus 2.6% (6.6% at March 31, 2017) per annum payable in monthly installments of $2,004 plus interest, a final payment of $50,356 plus all accrued and unpaid interest due in full on September 10, 2019.	106,000	112,000

Acquisition Notes Payable , unsecured
Notes payable to sellers of acquired pharmacies with varying monthly payments with interest at 5.5% due through September 2018.	256,000	309,000

Insurance notes payable, secured by the respective insurance policies
Notes payable for the Company’s insurance policy premiums with varying monthly payments due through September 2017. Interest rates vary up to 3.68%	106,000	167,000

	8,071,000	8,736,000
Less current portion	(877,000)	(1,129,000)
	$7,194,000	$7,607,000

F-29

Ascendant Solutions, Inc.

Notes to Consolidated Financial Statements

2.       Notes Payable (Continued)

Future maturities of notes payable at March 31, 2017 are as follows:

2017	$877,000
2018	4,639,000
2019	1,192,000
2020	1,363,000
$8,071,000

The revolving line of credit is secured by the accounts receivable, inventory, and the fixed assets of the Borrowers as well as the stock of Dougherty’s Pharmacy, Inc. and includes nonfinancial and financial covenants including debt service coverage and funded debt to operating EBITDA ratios. As of March 31, 2017 the Borrowers were in compliance with these financial covenants via waiver letter by the lender. This revolving line of credit is scheduled to mature in July 2017; however, the Company believes this revolving line of credit will be extended with the same lender for another term of one year or greater. Accordingly, the revolving line of credit has been excluded from current liabilities in the accompanying 2017 and 2016 consolidated balance sheets.

The Company refinanced the Cardinal Health Term Note due February 20, 2017 to a term of 36 months at 8.11% fixed rate interest.

3.       Stock and Share-Based Compensation

Restricted Share Unit Incentive Plan

On November 13, 2013, the Board of Directors approved and adopted the Restricted Share Unit (“RSU”) Incentive Plan. Under the plan the Company can award RSUs to employees and non-employee directors and consultants pursuant to restricted stock agreements contingent upon continuous service. Under the restricted stock agreements, the restricted shares will vest annually over a four-year period and will be payable in stock, valued at the fair market value on the grant date.

As of March 31, 2017, the following shares had been issued under the 2013 RSU Plan:

Year of Issuance:	Number of Shares	Fair Value at Date of Grant	Shares Vested	Non- Vested
2013	120,000	$26,400	90,000	30,000
2014	122,100	$30,946	61,200	60,900
2015	150,000	$39,000	37,500	112,500
2016	–	–	–	–
2017	563,000	$118,230	–	563,000
	955,100	$214,576	188,700	766,400

F-30

Ascendant Solutions, Inc.

Notes to Consolidated Financial Statements

4.       Commitments and Contingencies

Operating Leases

The Company leases their pharmacy, corporate offices and certain pharmacy equipment under non-cancelable operating lease agreements. Certain leases contain renewal options and provide that the Company pay taxes, insurance, maintenance and other operating expenses. Effective January 1, 2017, the Company extended the lease for the flagship pharmacy located at the intersection of Preston and Royal in Dallas, Texas, that would have expired in December 2018, until December 2028.

Minimum lease payments under all non-cancelable operating lease agreements for the twelve months ended March 31, are as follows:

2017	$666,000
2018	527,000
2019	786,000
2020	707,000
2021	663,000
Thereafter	4,625,000
$7,974,000

Legal Proceedings

The Company is occasionally involved in other claims and proceedings, which are incidental to its business. It is the opinion of management that the disposition or ultimate resolution of such claims and lawsuits will not have a material adverse effect on the consolidated financial position, results of operations and cash flows of the Company.

5.       Related Party Transactions

During the three months ended March 31, 2017 and 2016, the Company paid fees to its directors of $13,000 for their roles as members of the Board of Directors and its related committees. Fees paid to the Company’s Chairman totaled $30,000 for management and other services provided.

6.       Subsequent Events

On May 6, 2017, the Company sold its pharmacy in Humble, Texas, acquired in September 2014, and received total cash proceeds of $274,000 related to this transaction. The revenues and earnings of the pharmacy are not significant to the consolidated financial statements taken as a whole.

On May 10, 2017, the Company amended its Certificate of Incorporation to change its name from “Ascendant Solutions, Inc.” to “Dougherty’s Pharmacy, Inc.”

F-31